Exhibit 2.01

Dated 10/11 July 2008

CITIGROUP GLOBAL MARKETS FINANCE
CORPORATION & CO. BESCHRÄNKT HAFTENDE KG

and

CM AKQUISITIONS GmbH

and

BANQUE FÉDÉRATIVE DU CRÉDIT MUTUEL S.A.

SHARE PURCHASE AGREEMENT

- Notarisation required -

Linklaters

Linklaters LLP

Mainzer Landstraße 16
60325 Frankfurt am Main
Germany

Tel: (49-69) 710 03 0
Fax: (49-69) 710 03 333

Ref L-149035

8	Right to Terminate	18

8.1	Non-fulfilment of Closing Conditions	18
8.2	Consequences of Termination	19

9	Closing	19

9.1	Closing Place and Date	19
9.2	Closing Actions	19

10	Closing Accounts	20

10.1	Stub Fiscal Year Financial Statements	20
10.2	Form and Content of Closing Accounts	20
10.3	Accounting Policies	20
10.4	Preparation	21
10.5	Cooperation	22
10.6	Finalisation	22

11	Seller’s Guarantees	23

11.1	Capacity	23
11.2	Legal Situation of the Group Companies	23
11.3	Legal Situation of the Shares and the Silent Partner Interest	24
11.4	Annual Accounts	24
11.5	Intentionally Deleted	25
11.6	Internal Indebtedness	25
11.7	Assets	25
11.8	Real Estate	25
11.9	Intellectual Property Rights and Information Technology	26
11.10	Material Agreements	27
11.11	Permits and Compliance	28
11.12	Employees	28
11.13	Litigation	29
11.14	Tax Matters	30
11.15	Confidential Documents and Information	30
11.16	Insurance	30
11.17	Ordinary Course of Business	30

12	Legal Consequences	30

12.1	Exhaustive Provisions	30
12.2	Seller’s Liability	31
12.3	Limitations on Seller’s Liability	31
12.4	De minimis, Basket, Cap	33
12.5	Time Limitation	33
12.6	Conduct of Claims	33

13	Purchaser Guarantees	37

13.1	Purchaser’s Capacity	37
13.2	Funds	37
13.3	BaFin	37
13.4	Limitations	37

14	Tax Matters	38

14.1	Definitions	38
14.2	Tax Indemnity	38
14.3	Tax Refunds	40
14.4	Tax Covenant	41
14.5	Indemnity Procedure	42

15	Period after Closing	43

15.1	Certain Services	43
15.2	Use of Certain Marks	43
15.3	Information and Documents	48
15.4	Competition Restriction and Non-Solicitation	48
15.5	Release of Securities	51
15.6	Protection of Employees	52
15.7	Squeeze-Out Claim	52

16	Public Announcements; Notices to Customers and Confidentiality	52

16.1	Announcements	52
16.2	Discharge of Members of Corporate Bodies	53
16.3	Confidentiality	53

17	Citigroup Options	54

18	Guarantor’s Guarantee	54

19	Miscellaneous Provisions	54

19.1	Interest and Account Details	54
19.2	Costs	55
19.3	Notices to the Parties	55
19.4	Agents, Brokers, and Finders	56
19.5	Disputes	57
19.6	Form of Amendments	57
19.7	Assignments	57
19.8	Invalid Provisions	57
19.9	Entire Agreement	57
19.10	Governing Law	58

Schedule 1 Definitions		61

Share Purchase Agreement

Between:

(1)                              Citigroup Global Markets Finance Corporation & Co. beschränkt haftende KG, a limited partnership incorporated in Germany having its seat in Düsseldorf and registered in the commercial register of the Local Court Düsseldorf under No. HRA 17075 (the “Seller”);

(2)                              CM Akquisitions GmbH, a company incorporated in Germany, having its registered office in Düsseldorf, registered in the commercial register of the Local Court of Düsseldorf under No. HRB 59030 (the “Purchaser”); and

(3)                              Banque Fédérative du Crédit Mutuel S.A., a stock corporation under French law, having its registered seat in Strasbourg, registered in the Registre du Commerce et des Sociétes Strasbourg TI 355 801 929 — No. de Gestion 92 B 1469 (the “Guarantor”).

Whereas:

(A)                           The Seller is the sole shareholder of, and owns all of the Shares in, each of Citicorp Deutschland GmbH (“Citicorp Deutschland”), a company incorporated in Germany having its seat in Düsseldorf and registered in the commercial register of the Local Court Düsseldorf under No. HRB 48323, Citicorp Akademie GmbH (“Citicorp Akademie”), a company incorporated in Germany having its seat in Düsseldorf and registered in the commercial register of the Local Court Düsseldorf under No. HRB 49743, Citigroup IT Consulting GmbH (“CIT Consulting”), a company incorporated in Germany having its seat in Duisburg and registered in the commercial register of the Local Court Duisburg under No. HRB 17501, and Citigroup Realty Services GmbH (“Citigroup Realty”), a company incorporated in Germany having its seat in Düsseldorf and registered in the commercial register of the Local Court Düsseldorf under No. HRB 49744 (CIT Consulting, Citicorp Deutschland, Citicorp Akademie and Citigroup Realty, together, the “Target Companies”). Each of the Target Companies is a limited liability company incorporated under German law.

(B)                             The Seller holds a silent partner interest in the nominal amount of €229,058,762.78 in Citicorp Deutschland (the “Silent Partner Interest”) on and subject to the terms of a silent partnership agreement dated December 30, 1992, as amended on November 9, 2000, and acquired by the Seller through assignment agreements dated August 19, 2003 and August 21, 2003 (the “Silent Partnership Agreement”).

(C)                             Citicorp Deutschland directly or indirectly holds shares in the entities further described in Schedule 3 (excluding CGMM, CGMD and CKG (each as defined below), the “Subsidiaries”). Each of the Target Companies and the Subsidiaries shall be referred to as a “Group Company” and collectively as the “Group Companies” or the “Group”.

(D)                            The Group carries on the business of consumer banking in Germany (the “Business”).

(E)                              Citibank Privatkunden AG & Co. KGaA (“Citibank Privatkunden”), a partnership limited by shares incorporated in Germany having its seat in Düsseldorf and registered in the commercial register of the Local Court Düsseldorf under No. HRB 48380, owns and operates two data centres located in and around Meerbusch, Germany and certain real estate used for purposes of operating the data centre in Frankfurt, Germany that will not form part of the sale of the Group Companies. The Seller intends to complete the transfer of these data centre assets and the Frankfurt data centre real estate substantially on the terms set out in Schedule 4 (the “Data Centre Transfer”).

(F)                              Citicorp Deutschland is the sole shareholder of Citigroup Global Markets Management AG (“CGMM”), a company incorporated in Germany having its seat in Frankfurt am Main and registered in the commercial register of the Local Court Frankfurt am Main under No. HRB 57153 and the general partner of Citigroup Global Markets Deutschland AG & Co. KGaA (“CGMD”), a partnership limited by shares incorporated in Germany having its seat in Frankfurt am Main and registered in the commercial register of the Local Court Frankfurt am Main under No. HRB 57295, the German entity of the Seller’s Global Corporate and Investment Bank. Citicorp Deutschland intends to, in its sole discretion, either (i) spin-off all of its shares in CGMM and CGMD, its interests in the Investment Bank Profit Pooling Agreements (as defined below) and all of its silent partner interests in CGMD substantially on the terms set out in Schedule 5 or (ii) sell such shares and silent partner interest to the Seller in accordance with Clause 7.3.6 (the “Investment Bank Carve-out”).

(G)                             Citibank Privatkunden owns and operates a branch in London and intends to transfer certain assets of the branch, together with the employment arrangements of certain specified employees, substantially on the terms set out in Schedule 6 (the “London Branch Transfer”).

(H)                            Citibank Privatkunden is the sole shareholder of Citi Kartendienstleistungs GmbH (“CKG”), a company incorporated in Germany having its seat in Düsseldorf and registered in the commercial register of the Local Court Düsseldorf under No. HRB 56824, the German entity of the Seller’s Diners Cards business. Citibank Privatkunden intends to, in its sole discretion, either (i) sell all of the shares in CKG and the Diner’s card issuing business (“CIB”)  operated by Citibank Privatkunden to a Seller Affiliate or (ii) spin-off all of the shares in CKG to a Seller Affiliate and hive down CIB to CKG, in each case, in accordance with an agreement a draft of which is set out in Schedule 7 (the “CKG Transfer” and, together with the Data Centre Transfer, the Investment Bank Carve-out and the London Branch Transfer, the “Preliminary Reorganisations”).

(I)                                 The Group Companies participate in a Contractual Trust Arrangement (“CTA”) of the Seller’s group together with certain of the Seller’s Affiliates in order to externally fund certain pension obligations of the Group Companies based on direct commitments (Direktzusage) including deferred compensation (Entgeltumwandlung) according to the Pension Schemes (Schedule 11.12.6) and old-age part-time (Altersteilzeit) obligations (collectively the “Pension Commitments”). For this purpose, certain assets that serve to fulfil the Pension Commitments (the “Pension Assets”) are held by Citibank Pension Fund e.V. as trustee (treuhänderisch) on behalf of the relevant Group Companies. It is intended that the joint participation by the Group Companies and the Seller’s Affiliates in the CTA prior to Closing will be terminated and the Pension Assets will be transferred to a new CTA in accordance with the provisions set out in Schedules 21 and 21.1 – 21.5 (the “CTA Transfer”).

(J)                                The Seller and certain of the Seller’s Affiliates have granted financing loans to the Group Companies. Furthermore, the Seller and the Target Companies are parties to the domination and profit and loss pooling agreements listed in Part A of Schedule 8 (each a “Target Company Profit Pooling Agreement” and, collectively, the “Target Company Profit Pooling Agreements”) and Citicorp Deutschland and the Subsidiaries are parties to the domination and profit and loss pooling agreements listed in Part B of Schedule 8 (such agreements together with the Target Company Profit Pooling Agreements, the “Profit

Pooling Agreements”). CGMD and Citicorp Deutschland are parties to a domination and profit and loss pooling agreement dated December 27, 1993 and CGMM and Citicorp Deutschland are parties to a domination and profit and loss pooling agreement dated November 21/December 9, 2003 (jointly, the “Investment Bank Profit Pooling Agreements”).

(K)                            The Seller and the Purchaser have coordinated to submit as of the date hereof a complete notification pursuant to Section 2c of the German Banking Act with respect to the transactions contemplated herein to the Bundesanstalt für Finanzdienstleistungsaufsicht (“BaFin”).

(L)                              The Seller has agreed to sell or procure the sale of the Shares, the Silent Partner Interest and the Closing Internal Financial Payables (as defined below) and to assume the obligations imposed on the Seller under this Agreement. The Purchaser has agreed to purchase or to procure the purchase of the Shares, the Silent Partner Interest and the Closing Internal Financial Payables, and to assume the obligations imposed on the Purchaser under this Agreement.

It is agreed as follows:

1                                      Interpretation

In this Agreement, including the Preamble, unless the context otherwise requires, the provisions in this Clause 1 apply.

1.1                            Definitions

Defined terms shall have the meaning ascribed or referenced to them in Schedule 1.

1.2                            Schedules, etc.

References to this Agreement shall include the Schedules to it and references to Clauses and Schedules are to Clauses of, and Schedules to, this Agreement. References to paragraphs and Parts are to paragraphs and Parts of the Schedules.

1.3                            Headings

The headings in this Agreement shall not affect its interpretation.

1.4                            German Terms

Where a German term has been added in parenthesis after an English term in this Agreement, the German term shall be conclusive in interpreting the relevant English term whenever such English term is used in this Agreement.

1.5                            Information

References to books, records or other information mean books, records or other information in any form including paper, electronically-stored data, magnetic media, film and microfilm.

1.6                            References to “including”

The words “include”, “included”, “including” and their cognates shall not be interpreted as words of limitation.

2                                      Agreement to Sell the Shares and the Silent Partner Interest

2.1                            Sale and Purchase of the Shares and the Silent Partner Interest

2.1.1                   Subject to the terms of this Agreement, the Seller hereby sells (verkauft), with economic effect as of the Closing Date, the Shares and the Silent Partner Interest free from all Encumbrances to the Purchaser and the Purchaser accepts such sale.

2.1.2                   The Shares and the Silent Partner Interest shall be sold and transferred together with all rights and advantages attaching to them as at the Closing Date (including the right to receive all dividends or distributions declared, made or paid in respect of the Shares on or after Closing and the right to receive the balances on all partner accounts in respect of the Silent Partner Interest existing on or after Closing); provided, however, that any such rights shall not include the right to receive profits relating to periods ending on or prior to the Profit Pooling Termination Date (i) in accordance with the Profit Pooling Agreements and (ii) relating to the Silent Partner Interest, which shall be for the account of the Seller and subject to Clause 7.4.3 and Clause 7.4.4.

3                                      Assignment of the Shares and the Silent Partner Interest

On Closing, the Seller shall assign (abtreten) the Shares, the Silent Partner Interest and the Silent Partnership Agreement to the Purchaser on and subject to the terms of a share and silent partner interest transfer agreement substantially in the form attached as Schedule 9 Part A. The Seller shall procure that Citicorp Deutschland shall participate in and approve such assignment and the Purchaser shall accept such assignment. The consent of Citicorp Deutschland to the sale and transfer of the Silent Partner Interest shall be substantially in the form attached as Schedule 9 Part B.

4                                      Internal Indebtedness

4.1                            Status of Internal Indebtedness

Schedule 10 sets out the Internal Indebtedness as at June 30, 2008, showing the relevant creditor, debtor and outstanding amounts (including accrued interest). It is understood that the line items reflected in this schedule are not the exclusive line items to be considered for the purposes of determining the Closing Internal Financial Payables and the Closing Internal Financial Receivables.

4.2                            Sale of Closing Internal Financial Payables

On and subject to the terms of this Agreement, the Seller agrees to sell, and the Purchaser agrees to purchase, the Closing Internal Financial Payables. The Closing Internal Financial Payables shall be sold and transferred together with all underlying agreements and arrangements, and with all rights and obligations attaching to them as at Closing.

4.3                            Transfer of Closing Internal Financial Payables

4.3.1                   On Closing, the Seller shall:

(i)                                  assign, or procure the assignment of, the Closing Internal Financial Payables; and

(ii)                               transfer, or procure the transfer of, all agreements and arrangements relating to the Closing Internal Financial Payables,

to the Purchaser on and subject to the terms of a transfer agreement substantially in the form attached as Schedule 24 and the Purchaser shall accept such assignments and transfers.

4.3.2                   The Seller and the Purchaser agree that, upon such assignments and transfers taking effect, the Seller shall be released from, and the Purchaser shall assume, all obligations in respect of or relating to the Closing Internal Financial Payables and the Purchaser shall indemnify the Seller in respect of all losses, liabilities, costs and expenses relating thereto.

4.3.3                   The Seller shall procure that, on or prior to Closing, the relevant Group Companies shall give their respective consents to such assignments and transfers as may be necessary to give effect to the agreements set out or referred to in this Clause 4.3.

4.4                            Repayment of Internal Financial Receivables

On or prior to Closing, the Seller shall or shall procure:

4.4.1                   that any agreements and arrangements relating to the Internal Financial Receivables are terminated without further termination costs for the relevant Group Companies; and

4.4.2                   that all Internal Financial Receivables are repaid in full.

The Seller shall provide all necessary evidence of such termination and repayment reasonably satisfactory to the Purchaser.

5                                      Purchase Price

5.1                            Purchase Price for the Shares and the Silent Partner Interest

The consideration for the sale and purchase of the Shares and the Silent Partner Interest under this Agreement (the “Purchase Price”) shall be an amount in cash equal to:

5.1.1                   an amount equal to €940,000,000 (Nine Hundred Forty Million Euros) (the “Base Equity”), as more fully described in Schedule 19,

5.1.2                   minus the amount, if any, by which the Closing Equity is less than the Base Equity or plus the amount, if any, by which the Closing Equity exceeds the Base Equity, in each case on a Euro for Euro basis, as more fully described in Schedule 19,

5.1.3                   plus a fixed premium in an amount equal to €3,960,000,000 (Three Billion Nine Hundred Sixty Million Euros) (the “Premium”).

5.2                            Allocation

5.2.1                   The Parties agree to allocate the Base Equity, the Premium to the Group Companies and the Silent Partner Interest as set forth in Schedule 12 (the “Allocation Schedule”).

5.2.2                   On or prior to Closing, the Parties shall complete the Allocation Schedule by allocating to each of the Group Companies and the Silent Partner Interest the

relevant Estimated Adjustment Amount (as defined in Clause 5.4.1(i)(b) below) and adding or deducting such amounts correspondingly.

5.2.3                   The Allocation Schedule shall be finalised after Closing concurrently with finalisation of the Closing Accounts (as defined in Clause 10.2.1 below). The procedures set out in Clauses 10.4 to 10.6 in respect of the preparation and finalisation of the Closing Accounts shall also apply to the preparation and finalisation of the Allocation Schedule mutatis mutandis.

5.3                            Purchase Price for the Internal Financial Payables

The consideration for the sale of the Closing Internal Financial Payables under this Agreement (the “Internal Financial Payables Amount”) shall be an amount equal to the Closing Internal Financial Payables.

5.4                            Due Date for Payment

5.4.1                   The Purchase Price shall be due for payment (fällig) as follows.

(i)                                  On Closing, the Purchaser shall pay to the Seller an amount in cash  equal to:

(a)                        the Base Equity,

(b)                       minus the amount, if any, by which the Estimated Closing Equity is less than the Base Equity or plus the amount, if any, by which the Estimated Closing Equity exceeds the Base Equity (such amount, the “Estimated Adjustment Amount”), in each case on a Euro for Euro basis,

(c)                        plus the Premium,

(the “Preliminary Purchase Price”).

(ii)                               Within five Business Days after the Closing Accounts have become final and binding in accordance with Clause 10.6, the difference between the Preliminary Purchase Price and the Purchase Price plus interest thereon at an annual rate of 3-month EURIBOR plus 50 basis points as from the Closing Date shall be paid by the Purchaser to the Seller if the Purchase Price exceeds the Preliminary Purchase Price or by the Seller to the Purchaser if the Preliminary Purchase Price exceeds the Purchase Price. Set forth on Schedule 20 is an illustration of the calculation of the Purchase Price.

5.4.2                   The Internal Financial Payables Amount shall be due for payment (fällig) as follows.

(i)                                  On Closing, the Purchaser shall pay to the Seller an amount in cash equal to the Estimated Closing Internal Financial Payables (as defined in Clause 7.2 below) (the “Preliminary Internal Financial Payables Amount”).

(ii)                               Within five Business Days after the Closing Accounts have become final and binding in accordance with Clause 10.6, the difference between the Preliminary Internal Financial Payables Amount and the Internal Financial Payables Amount plus interest at a rate of 3-month EURIBOR plus 50 basis points as from the Closing Date shall be paid by the Purchaser to the Seller if the Internal Financial Payables Amount  exceeds the Preliminary Internal

Financial Payables Amount or by the Seller to the Purchaser if the Preliminary Internal Financial Payables Amount exceeds the Internal Financial Payables Amount.

5.5                            Value Added Tax

The Parties assume that the sale of the Shares, the Closing Internal Financial Payables and the Silent Partner Interest is not subject to VAT and agree not to opt to make the sale of the Shares, the Closing Internal Financial Payables and the Silent Partner Interest VATable. If VAT becomes payable as a result of the sale of the Shares, the Closing Internal Financial Payables and the Silent Partner Interest, the whole amount of such VAT shall be borne by the Purchaser and the Purchaser shall pay such VAT in addition to the Purchase Price.

5.6                            Adjustment of Consideration

If any payment or other performance is made by the Seller to the Purchaser or by the Purchaser to the Seller in respect of any claim for any breach of this Agreement, in accordance with Clauses 7.3 or 7.4, or pursuant to an indemnity under this Agreement, (i) the payment or, in the case of a non-financial performance, its financial value shall be treated as an adjustment to the consideration paid by the Purchaser for the Shares and the Silent Partner Interest or the Closing Internal Financial Payables, as the case may be, (ii) the consideration shall be deemed to have been reduced or increased, as the case may be, by the amount of such payment and (iii) the Allocation Schedule shall be amended (or deemed to be amended) correspondingly as reasonably considered appropriate by the Seller.

5.7                            No Netting

The Purchaser shall not be entitled to:

5.7.1                   set-off any rights or claims it may have against the Seller or any of the Seller’s Affiliates against any rights or claims which the Seller or any of the Seller’s Affiliates may have under or in connection with this Agreement or otherwise; or

5.7.2                   refuse to perform any obligation it may have under or in connection with this Agreement on the grounds that it has a right of retention (Zurückbehaltungsrecht),

unless the rights or claims of the Purchaser have been acknowledged in writing by the Seller explicitly referencing this Clause 5.7 or have been confirmed by way of a final and binding, non-appealable decision of a competent court (Gericht) or arbitration panel (Schiedsgericht).

6                                      Conditions to Closing

6.1                            Closing Conditions

The obligations of the Parties to perform the actions at Closing pursuant to Clause 9.2 shall be subject to the following conditions precedent (aufschiebende Bedingungen) (the “Closing Conditions”).

6.1.1                   The European Commission taking a decision (or being deemed by passage of time to have taken a decision) (the “Merger Control Closing Condition”):

(i)                                  under Article 6(1)(b) or, if the European Commission has initiated proceedings pursuant to Article 6(1)(c), under Article 8(1) or 8(2) of Council Regulation (EC) 139/2004 (as amended) (the “Regulation”), declaring the transaction compatible with the common market either unconditionally or subject to the satisfaction of certain conditions or obligations (Auflagen oder Bedingungen) on terms which are, in accordance with Clause 6.2.3, agreed by the Purchaser; or

(ii)                               to refer the whole or part of the transactions contemplated herein to the competent authorities of one or more member states under Articles 4(4) or 9(3) of the Regulation; and

(a)                        each such authority taking a decision (or being deemed by passage of time to have taken a decision) with equivalent effect to (i) above with respect to those parts of the transactions referred to it; and

(b)                       the European Commission taking any of the decisions under (i) above (or being deemed by passage of time to have taken a decision) with respect to any part of the transactions retained by it.

6.1.2                   The earlier of the expiration of three months after receipt by BaFin of a complete notification submitted by the Purchaser pursuant to Section 2c (1) of the German Banking Act or receipt by the Purchaser of confirmation issued by BaFin that it does not have any objections to the transactions contemplated herein.

6.1.3                   The completion of the Preliminary Reorganisations in accordance with the terms specified in this Agreement.

6.1.4                   There are no orders to stay or injunctions in effect from any court of law or public authority that prohibit the consummation of the Closing Actions.

6.2                            Satisfaction of Closing Conditions

6.2.1                   The Parties shall use their commercially reasonable best endeavours to ensure the satisfaction of the Merger Control Closing Condition and the BaFin Closing Condition as soon as practicable after the date of this Agreement. The Seller shall use its commercially reasonable best endeavours to ensure the satisfaction of the Closing Condition referred to in Clause 6.1.3 by no later than the end of the calendar month in which the Merger Control Closing Condition and the BaFin Closing Condition have been satisfied and, for the avoidance of doubt, prior to Closing. The Parties agree that this Clause 6.2.1 shall require them to, inter alia, comply with all information requests or requirements of an administrative nature made or imposed under statute or regulation, or by any governmental or regulatory body or authority.

6.2.2                   The Purchaser shall take all actions necessary to prepare and shall file a draft Form CO (annex to Commission Regulation (EC) No. 447/98 (OJ L 61, 2.3.1998)) within 14 days of the date of this Agreement and, without prejudice to the generality of Clause 6.2.1, shall use its commercially reasonable best endeavours to formally file the Form CO with the European Commission as soon as reasonably practicable thereafter.

6.2.3                   The Parties agree that all requests and enquiries from the European Commission or any other merger control authority shall be dealt with by the Purchaser in consultation with the Seller; provided, however, that, other than to the extent such content consists of competitive information confidential to the Purchaser or its Affiliates, the contents of any such communication shall require the prior written consent of the Seller (such consent not to be unreasonably withheld or delayed). The Seller and the Purchaser shall promptly and closely cooperate with each other in any discussions or negotiations with the European Commission or such other merger control authority. The Purchaser shall promptly (unverzüglich) submit all necessary information required by the European Commission or such other merger control authority. If the European Commission or such other merger control authority consents to the transactions contemplated herein subject only to the satisfaction of certain conditions, the Purchaser shall agree to such conditions and shall use its commercially reasonable best endeavours to ensure the satisfaction of such conditions, except in each case where to do so would cause the Purchaser to suffer unreasonable commercial hardship (wirtschaftliche Unzumutbarkeit).

6.2.4                   The Parties agree that all requests and enquiries from BaFin shall be dealt with by the Purchaser in consultation with the Seller; provided, however, that, other than to the extent such content consists of information confidential to the Purchaser or its Affiliates, the contents of any such communication shall require the prior written consent of the Seller (such consent not to be unreasonably withheld or delayed). The Seller and the Purchaser shall promptly and closely cooperate with each other in any discussions with BaFin and the Purchaser shall promptly (unverzüglich) submit all necessary information required by BaFin.

6.3                            Information

Each Party shall give notice to the other of the satisfaction of a Closing Condition (or, where such Closing Condition is incapable of being satisfied, of such fact) within two Business Days after becoming aware of the same.

7                                      Period until Closing

7.1                            The Seller’s Obligations in Relation to the Conduct of Business

Other than in connection with the items set forth in Schedule 13 or as otherwise provided for or contemplated in this Agreement, the Seller shall procure that between the date of this Agreement and Closing:

7.1.1                   unless otherwise agreed by the Purchaser, each Group Company shall carry on its business as a going concern in all material respects in the ordinary course consistent with past practice as carried on prior to the date of this Agreement and in all material respects in compliance with all Laws applicable to them;

7.1.2                   notwithstanding Clause 7.1.1, no Group Company shall take any of the following actions without the prior consent of the Purchaser (such consent not to be unreasonably withheld or delayed):

(i)                                enter into, terminate or amend any enterprise agreement (Unternehmensvertrag) or silent partnership agreement;

(ii)                             dispose of, or agree to dispose of, shares in any Group Company or the Silent Partner Interest by way of divestiture or Encumbrance;

(iii)                          create, allot or issue, or grant an option to subscribe for, any share capital of a Group Company;

(iv)                         declare, make or pay any dividend or other distribution with respect to any share capital of a Group Company or the Silent Partner Interest;

(v)                            enter into any agreement or incur any commitment involving any capital expenditure in excess of €1 million per item and €5 million in aggregate, in each case exclusive of VAT;

(vi)                         cancel, release or assign any indebtedness owed to it in excess of €1 million per item and €5 million in aggregate;

(vii)                      enter into or amend any agreement which is either not capable of being terminated without compensation in excess of €1 million per item and €5 million in aggregate (in each case exclusive of VAT) at any time with notice of 12 months or shorter or which involves or may involve total annual expenditure in excess of €1 million, exclusive of VAT;

(viii)                   dispose of any material asset, or amend any agreement to do so, involving consideration in excess of €20 million, exclusive of VAT;

(ix)                           acquire any share, shares or other interest in any company, partnership or other venture;

(x)                              other than payments that would be, or material amendments that would cause any applicable amounts to be, settled prior to Closing or fully accrued on the relevant balance sheet of the Closing Accounts or required by law or applicable collective bargaining agreements or made in the ordinary course of business consistent with past practice:

(a)                       make any material amendment to the terms and conditions of employment (including remuneration, severance arrangements, pension entitlements and other benefits in excess of €100,000 individually) of any Senior Employee (as defined in Clause 11.12.1 below); or

(b)                      provide or agree to provide any gratuitous payment or other gratuitous benefit in excess of €100,000 individually to any Senior Employee or any of his/her relatives;

(xi)                           other than payments that would be, or material amendments that would cause any applicable amounts to be, settled prior to Closing or fully accrued on the relevant balance sheet of the Closing Accounts, discontinue, materially amend or introduce any Pension Schemes (as defined in Clause 11.12.6) or communicate to any employee any intention to discontinue, materially amend or generally exercise any discretion in relation to any Pension Scheme other than in the ordinary course of business consistent with past practice;

(xii)                        other than payments that would be settled prior to Closing or fully accrued on the relevant balance sheet of the Closing Accounts, pay any benefits under any Pension Scheme otherwise than in the ordinary course of business consistent with past practice or in accordance with the terms of the documents governing the Pension Schemes;

(xiii)                       modify or terminate any material rights under any of its Material Agreements or enter into any additional Material Agreement;

(xiv)                      materially amend the terms on which any product is sold or the properties of any product, in either case in a manner that is materially adverse to the Business, other than amendments made as a result of a variation in the base interest rate of the European Central Bank or as appropriate in response to changes in the market or in applicable laws, regulation or interpretations thereof;

(xv)                         make the criteria upon which the Business determines the credit risk of any customer or potential customer less stringent in any material respect other than as appropriate in response to changes in the market or in applicable laws, regulation or interpretations thereof or other than as appropriate in response to the sound results of a credit risk test or as part of a credit risk test conducted by the Business;

(xvi)                      make any material change to its accounting practices or policies, except as required by applicable law or regulation;

(xvii)                   settle or compromise any Litigation (as defined in Clause 11.13) in excess of €200,000 individually and €2.0 million in aggregate;

(xviii)                make any material amendment to the articles of association of any Group Company;

(xix)                        make any transformation (Umwandlung) as defined in the German Reorganisation Act (Umwandlungsgesetz) involving a Group Company; or

(xx)                           enter into an agreement with the Seller or a Seller’s Affiliates, other than those agreements that terminate at Closing with any liabilities of the relevant Group Companies accrued in the Closing Accounts.

7.2                            Estimates of Figures

7.2.1                   Not earlier than ten nor later than five Business Days prior to the Closing Date, the Seller shall calculate in good faith the Seller’s estimate of the Closing Equity of the Group as at the Closing Date (the “Estimated Closing Equity”) in the format attached as Schedule 19 and the Estimated Adjustment Amount, and shall provide such estimates, together with the relevant underlying calculations and figures, to the Purchaser.

7.2.2                   Not earlier than ten nor later than five Business Days prior to the Closing Date, the Seller shall calculate in good faith an estimate of the Closing Internal Financial Payables (the “Estimated Closing Internal Financial Payables”) and shall provide such estimate, together with the relevant underlying calculations and figures, to the Purchaser. The Estimated Closing Internal Financial Payables shall be provided substantially in the format attached as Schedule 14.

7.3                            Preliminary Reorganisations and the CTA Transfer

7.3.1                   The Seller shall, and shall cause its Affiliates to, use its commercially reasonable best endeavours to commence to effect the Preliminary Reorganisations with the objective of completing the Preliminary Reorganisations substantially on the terms set out in Schedule 4, Schedule 5, Schedule 6 and Schedule 7, as applicable, by no later than the end of the calendar month by which the Merger Control Closing Condition and the BaFin Closing Condition have been satisfied and, for the avoidance of doubt in any event, prior to Closing. Any material action related to the Preliminary Reorganisation that is not contemplated by this Clause 7.3 or by Schedule 4, Schedule 5, Schedule 6 or Schedule 7 shall require the consent of the Purchaser (such consent shall not be unreasonably withheld or delayed). The Seller shall inform the Purchaser regularly and not less frequently than at the end of each calendar week following the date of this Agreement about the current status of the Preliminary Reorganisations so as to give the Purchaser the opportunity to comment and reasonably object. The Seller shall procure that its Affiliates which are parties to the agreements to be entered into in respect of the Data Centre Transfer, the Investment Bank Carve-out, the London Branch Transfer and the CKG Transfer comply with their obligations thereunder. To the extent that consideration is to be paid by any party to a Preliminary Reorganisation, the Seller shall procure that such consideration be only in the form of cash payable immediately upon completion of the relevant Preliminary Reorganisation. The Seller agrees to enter into good faith discussions with the Purchaser with a view to structuring the transaction or the capital structure of the Group Companies in such a way as to minimize the amount of cash trapped in the Group Companies as a result of such cash payment. If, notwithstanding such discussions, the amount of cash paid to the Group Companies in consideration for effecting the Preliminary Reorganisations exceeds €50 million, the Purchaser shall be entitled to require the Seller to accept a repayment of such amount of intercompany loans as exceeds €25 million, subject to the Guarantor providing a full indemnity in respect of the amounts so repaid in favour of the Seller on terms reasonably satisfactory to the Seller.

7.3.2                   Both prior to and following Closing, the Seller and the Purchaser agree that, to the extent the Group Companies own, hold, receive, operate or employ any assets, liabilities, businesses, operations or employees that pertain exclusively or primarily to the data centre subject to the Data Centre Transfer, the entities to be transferred pursuant to the Investment Bank Carve-out or the CKG Transfer or the branch to be transferred pursuant to the London Branch Transfer, regardless of whether such assets, liabilities, businesses, operations or employees are listed in Schedule 4, Schedule 5, Schedule 6 or Schedule 7, such assets, liabilities, businesses, operations or employees shall be (i) treated for the purposes of this Agreement as if they were listed in Schedule 4, Schedule 5, Schedule 6 or Schedule 7 and (ii) deemed to form part of and be subject to the Preliminary Reorganisations. The deemed inclusion of such assets, liabilities, businesses, operations, or employees in the Preliminary Reorganisations shall be taken into account in determining the accuracy of the Seller’s Guarantees contained in Clauses 11.7.2, 11.7.3 and 11.9.5. The Seller and the Purchaser shall cooperate to effect the transfer of such assets, liabilities, businesses, operations or employees to the Seller or one or more of its Affiliates (other than the Group Companies).

7.3.3                   In connection with the Investment Bank Carve-out if effected by way of a spin-off and the CKG Transfer:

(i)                                the Purchaser shall indemnify and hold the Seller harmless from (a) any liability incurred by the Seller as a result of Section 133 and 22 German Transformation Act in respect of the Investment Bank Carve-out with respect to the liabilities of Citicorp Deutschland, including any costs and expenses incurred by the Seller in connection therewith and (b) any liability, costs or expenses incurred in connection with any claim that is brought by Citicorp Deutschland for transfer of profits under the Investment Bank Profit Pooling Agreements;

(ii)                             the Seller shall indemnify and hold the Purchaser harmless from (a) any liability, costs or expenses, including Taxes, incurred as a result of any obligation of Citicorp Deutschland in connection with the Investment Bank Profit Pooling Agreements, in particular any obligation to provide security to creditors of CGMM and CGMD pursuant to § 303 Stock Corporation Act (AktG) and (b) any liability, costs or expenses resulting from (x) Citicorp Deutschland’s position as former shareholder or silent partner of CGMM and CGMD and (y) the investment bank business carried out by CGMM and CGMD;

(iii)                          the Purchaser shall indemnify and hold the Seller or the Seller’s Affiliates, as the case may be, harmless from any liability incurred by the Seller or the Seller’s Affiliates, as the case may be, as a result of Section 133 and 22 German Transformation Act in respect of the CKG Transfer with respect to the liabilities of Citibank Privatkunden, including any costs and expenses incurred by the Seller in connection therewith; and

(iv)                         the Seller shall indemnify and hold the Purchaser and the Purchaser’s Affiliates, as the case may be, harmless from any liability, costs or expenses, including Taxes, resulting from (x) Citibank Privatkunden’s position as former shareholder of CKG and (y) the CIB operations conducted by CKG and Citibank Privatkunden.

In respect of indemnification claims for Taxes under this Clause, the limitation period pursuant to Clause 14.2.4 shall apply and the cap in the first sentence of Clause 12.4.2 shall not apply.

7.3.4                   The Seller shall indemnify and hold the Purchaser harmless from any liability, costs or expenses, including any Taxes, (i) incurred as a result of the Preliminary Reorganisations or (ii) relating to the business subject to the Preliminary Reorganisation to the extent provided for in the agreements governing the terms of the Preliminary Reorganisations, including any Third Party Claims, except as expressly otherwise provided in Clause 7.3.3. In respect of indemnification claims for Taxes under this Clause, the limitation period pursuant to Clause 14.2.4 shall apply and the cap in the first sentence of Clause 12.4.2 shall not apply.

7.3.5                   In connection with the CTA Transfer,

(i)                                the Seller shall, and shall cause its Affiliates to, use its commercially reasonable best endeavours to commence to effect the CTA Transfer with the objective of completing the CTA Transfer in accordance with an agreement a draft of which is attached as Schedule 21 prior to Closing. If, despite the Seller’s commercially reasonable best endeavours, that proves to be unachievable, the Purchaser shall use its commercially reasonable best endeavours to effect the CTA Transfer as soon as reasonably practicable after Closing. The Purchaser and the Seller shall co-operate with each other to effect the CTA Transfer and each Party shall use its commercially reasonable best efforts to ensure that the CTA is operated in a manner consistent with its ordinary course of operation prior to the date of this Agreement (except as otherwise contemplated by Schedule 21). Any material action related to the CTA Transfer that is not contemplated by Schedule 21 shall require the consent of each of the Parties (such consent not to be unreasonably withheld or delayed). The Seller shall inform the Purchaser regularly and not less frequently than at the end of each calendar week following the date of this Agreement about the current status of the CTA Transfer so as to give the Purchaser an opportunity to comment and reasonably object; and

(ii)                             if the CTA Transfer is not effected prior to Closing and, if at any time prior to the CTA Transfer being effected, any payment required to be made under the CTA fails to be made when due, the Seller shall indemnify and hold the Purchaser and the Group Companies harmless from any liability, costs or expenses, including any Taxes, incurred as a result of such non-payment.

7.3.6                   Notwithstanding anything to the contrary contained herein, with respect to the Investment Bank Carve-out, in the event that the receipt of any necessary clearance of the proposed structure or approval from the relevant Tax Authority is not obtained in a timely manner, then:

(i)                                the Seller may restructure the form, terms and conditions of such Investment Bank Carve-out to a sale transaction with a view towards consummating such restructured Investment Bank Carve-out prior to Closing in a manner consistent with the economic terms and arrangements of the Investment Bank Carve-out in the form of a spin-off, in particular, such sale transaction shall include the silent partner interest of Citicorp Deutschland in CGMD as well as the rights of Citicorp Deutschland to dividends from CGMD and to the silent partner profit entitlement from CGMD for the then current and any previous fiscal years, and the Seller shall provide written notice to the Purchaser of such election; provided, however, that the terms of such sale must be approved by the Purchaser (such approval not to be unreasonably withheld or delayed) and such terms may include appropriate amendments to Schedule 19; and

(ii)                             the Seller shall in connection therewith procure (i) that the current fiscal year of each of CGMM and CGMD shall be adjusted to end on one and the same date (the “Investment Bank Profit Pooling Termination Date”) that shall be on or prior to the Closing Date and (ii) that the Investment Bank Profit Pooling Agreements shall terminate with effect from the end of the fiscal year as so adjusted by this Clause 7.3.6(ii) (the short fiscal year beginning after the Accounts Date and ending on the Investment Bank Profit Pooling Termination Date).

7.4                            Change of Business Year and Termination of Profit Pooling Agreements

7.4.1                   The Seller shall (i) procure that the current fiscal year of each of the Group Companies shall be adjusted to end on one and the same date (the “Profit Pooling Termination Date”) that is November 30, 2008, (ii) procure that the Target Company Profit Pooling Agreements shall terminate with effect from the end of the fiscal year as so adjusted by this Clause 7.4.1 (the short fiscal year beginning after the Accounts Date and ending on the Profit Pooling Termination Date being the “First Stub Fiscal Year”) and (iii) use its commercially reasonable best endeavours to procure that the fiscal year of each of the Group Companies commencing after the Profit Pooling Termination Date shall be adjusted to end on one and the same date which is the later of December 31, 2008 and the Closing Date.

7.4.2                   If the Closing Conditions are satisfied or waived in accordance with Clause 6 after November 30, 2008, the Seller shall, upon the written request of the Purchaser, use its commercially reasonable best endeavours to procure that the fiscal year of each of the Group Companies commencing after the Profit Pooling Termination Date shall be adjusted to end on one and the same date to coincide with the Closing Date (the “Second Stub Fiscal Year”); provided that in no event shall the Second Stub Fiscal Year end prior to December 31, 2008.  The “Stub Fiscal Year” as used in this Agreement shall mean the later to occur of the First Stub Fiscal Year and the Second Stub Fiscal Year (if any).

7.4.3                   The Purchaser shall indemnify and hold the Seller harmless from (i) any obligation arising from or in connection with the termination of the Target Company Profit Pooling Agreements, in particular any obligation to provide security to creditors of the Group Companies pursuant to § 303 Stock Corporation Act (AktG), (ii) any liability regarding the compensation of losses incurred by the Group Companies during the Stub Fiscal Year or during subsequent fiscal years of the Group Companies, and (iii) any liability regarding the compensation of losses or the repayment of transferred profits resulting from any amendment or change or adoption after the Closing Date of financial statements for any fiscal year of a Group Company ending prior to the Closing Date.

7.4.4                   The Purchaser shall procure (i) the due consummation of the Profit Pooling Agreements by the Group Companies including the payment of any amounts owed by the Group Companies under the Profit Pooling Agreements, (ii) the distribution by Citicorp Deutschland to the Seller of all profits allocated to the Silent Partner Interest after the Accounts Date until the Profit Pooling Termination Date and (iii) the distribution of any additional profits to be transferred under the Profit Pooling Agreements or the Silent Partner Interest for fiscal years ending on or before the Profit Pooling Termination Date as a result of a Tax audit conducted after the Closing Date. The Seller shall, within one Business Day after the receipt thereof, forward to the Purchaser any such payments made by the Target Companies under the Target Company Profit Pooling Agreements (including payments on account of interest thereon, if any) and made by Citicorp Deutschland by way of distribution to the Seller in connection with the Silent Partner Interest, without any deduction for Tax. Such forward payment shall be treated for tax and accounting purposes as a reduction in the Purchase Price.

7.4.5                   The Seller shall compensate the Target Companies for any losses of the Target Companies incurred after the Accounts Date pursuant to the Target Company Profit Pooling Agreements. The Purchaser shall, within one Business Day after the receipt thereof, forward to the Seller the amounts of any such compensation paid by the Seller to the Target Companies under the Target Company Profit Pooling Agreements (including payments on account of interest thereon, if any). Such forward payment shall be treated for tax and accounting purposes as an increase in the Purchase Price.

7.4.6                   Five Business Days prior to the expected completion of the Stub Fiscal Year Financial Statements, the Purchaser shall notify the Seller of the expected completion date of the Stub Fiscal Year Financial Statements and of the amount of the payment to be made by the Target Companies under the Target Company Profit Pooling Agreements and the amount of the payment to be made by Citicorp Deutschland by way of distribution to the Seller in connection with the Silent Partner Interest. Upon receipt of such notice, the Seller shall promptly procure that a first demand guarantee is issued by Citibank, N.A. for the benefit of the Purchaser, in form and substance reasonably satisfactory to the Purchaser, securing the full amount of the forward payments to be made by the Seller pursuant to Clause 7.4.4.

7.5                            Affiliate Transactions

The Seller shall procure that all intra-group agreements not listed in Schedule 15 between the Seller or the Seller’s Affiliates on the one hand and any Group Company on the other hand (including those referred to in Clause 4.4.1) shall be terminated with effect from the Closing Date without further costs for the relevant Group Company.

7.6                            Access

To the extent legally permissible, prior to Closing, the Seller shall, and shall procure that the Group Companies shall, allow the Purchaser and its agents, advisors, employees and consultants, where requested by the Purchaser through the co-ordination of a representative of the Seller to be designated by the Seller, reasonable access to, and to take copies of, the books, records or other information and documents of or relating in whole or in part to the Group which are, in the reasonable opinion of the Purchaser, necessary in order for the Purchaser to plan for the integration of the Group into its own business; provided that:

(i)                                 the obligations of the Seller under this Clause 7.6 shall not extend to allowing access to personally-identifiable information of any customers or information which is reasonably regarded as confidential to the activities of the Seller otherwise than in relation to the Group Companies; and

(ii)                              the Purchaser will not use any of the information provided by the Seller under this Clause 7.6 for the purpose of competing with any of the Group Companies.

7.7                            The Purchaser’s and the Seller’s Obligation in Relation to the Conduct of its respective Business

To the extent legally permissible, the Purchaser and the Seller, between the date of this Agreement and Closing, shall not take any action, or omit to take any action, that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement.

7.8                            Corporate Board Resignations

The Seller shall deliver or make available to the Purchaser letters of resignation, to take effect on or as soon as possible after Closing, of the members of the management and of other corporate bodies of the Group Companies to the extent such members are listed in

Schedule 16 or, in Seller’s sole discretion, convene an extraordinary shareholders’ meeting on or prior to the Closing Date to remove the members listed in Schedule 16. As requested by the Purchaser at least 20 Business Days prior to Closing, the Seller shall procure the resignation, and make available to the Purchaser letters of resignation to take effect on or as soon as possible after Closing of, or take the necessary corporate action to remove, other members of the management and of other corporate bodies of the Group Companies.

7.9                            Third Party Arrangements

The Seller shall as from the date hereof approach, together and in cooperation with the Purchaser and the Group Companies, the third parties that are parties to the licences and the agreements set forth in Schedule 7.9, and use its commercially reasonable best endeavours to procure that (i) the Group Companies enter into licenses with the respective third parties to replace the licenses set forth in Schedule 7.9, on terms and conditions no less favourable as a whole than those applicable to the Group Companies as of the date of this Agreement, and (ii) the third parties waive any termination or renegotiation right they may have in the event of a change of control of a Group Company pursuant to the agreements set forth in Schedule 7.9, without any adverse change of the terms and conditions of such agreements, in each case at the Purchaser’s cost.

The Seller shall as from the date hereof use commercially reasonable best endeavours to procure the Third Party Consents (as such term is defined in the Transitional Services Agreement) in accordance with the terms of the Transitional Services Agreement.

In the event the Seller has obligations under this Clause 7.9 and under clause 5.2.2 of the Transitional Services Agreement in respect of the same third party licenses or agreements, the Seller’s obligations shall be governed exclusively by clause 5.2.2 of the Transitional Services Agreement.

7.10                     EBS Conversion and Committees

7.10.1            The Seller undertakes to launch promptly, following the date hereof, the implementation of the conversion of the IT Systems used by the Group Companies (the “EBS Conversion”), from the current system known as RBS to the EBS System, using commercially reasonable best endeavours to do so substantially in accordance with the overall timetable set forth in Schedule 7.10.1.

7.10.2            The Seller shall, prior to Closing, provide a description of the functional specifications for the EBS System, which will form the basis of the services related to the EBS System that will be provided under the Transitional Services Agreement.

7.10.3            The Seller shall re-commence the steering committee which oversees and monitors the EBS Conversion (the “EBS Committee”) promptly after the date hereof.  The EBS Committee shall be the forum for discussion and decisions on the status and material developments with respect to the EBS Conversion. The EBS Committee shall meet at least once per calendar week by electronic or physical  means, following the date of this Agreement.  Accurate minutes will be kept of all EBS Committee meetings. Between the date hereof and the Closing Date, the Seller shall send to the Purchaser copies of the minutes of each EBS Committee meeting, the agenda of each EBS Committee planned and any associated meeting presentations, and the Purchaser shall have the right to provide any comments and to ask any questions in relation thereto to the Head of Consumer Operations and Technology EMEA of the Seller.  Following the Closing, the Purchaser shall have the right to appoint a person to attend the EBS Committee meetings and provide reasonable comments in such EBS Committee meetings and, in the event of any concern, to escalate such concern to the Steering Committee provided under the Transitional Services Agreement.

7.10.4            The Seller and the Purchaser shall, promptly after the date hereof, convene a steering committee to include at least one senior operations and technology representative of each Party in relation to all services to be provided under the Transitional Services Agreement and the EBS Conversion (the “Steering Committee”) that will discuss, in particular, transition planning.  The Steering Committee shall meet at least once per calendar week by electronic or physical means following the date of this Agreement.  Accurate minutes will be kept of all Steering Committee meetings.

7.10.5            The Seller and the Purchaser shall finalize in good faith the schedules to the Transitional Services Agreement and the IT Transfer Agreement to reflect in each case the general principles set forth in the Transitional Services Agreement and the IT Transfer Agreement and noted on each such schedule.

7.10.6            The Seller shall (i) implement measures to segregate the data of the Group Companies on the one hand from the data of the Seller and its Affiliates on the other hand on or before the Closing Date and (ii) be in a position to implement the measures set forth in clause 8.3 of the Transitional Services Agreement as of the Closing Date.

8                                      Right to Terminate

8.1                            Non-fulfilment of Closing Conditions

8.1.1                   If any Closing Condition is not satisfied on or before January 31, 2009 (the “Cut-off Date”) or is incapable of being satisfied, either Party may terminate this Agreement (Rücktritt) with immediate effect and without prior notice (ohne Einhaltung einer Frist). The Purchaser’s right to terminate is subject to (i) the Purchaser having demonstrated that it has fully complied with its obligations under Clause 6.2 and 7.7 and (ii) the non-satisfaction of the Merger Control Closing Condition not being the result of the Purchaser’s failure to accept, or comply with, conditions or obligations imposed by the European Commission or any other merger control authority as part of its approval for the transactions contemplated herein unless such acceptance would cause the Purchaser to suffer unreasonable commercial hardship (wirtschaftliche Unzumutbarkeit). The Seller’s right to terminate is subject to the Seller having demonstrated that it has fully complied with its obligations under Clause 6.2 and 7.7.

8.1.2                   If only the Merger Control Closing Condition and/or the BaFin Closing Condition is/are not satisfied on or before January 20, 2009, the Seller may, in its sole discretion, by notification to the Purchaser on or before January 31, 2008, extend the Cut-off Date to March 31, 2009 (or such later date as is 140 working days after the filing of the Form CO).

8.1.3                   The relevant Party may terminate this Agreement pursuant to Clause 8.1.1 by Notice to the other Party prior to the satisfaction of all Closing Conditions.

8.2                            Consequences of Termination

8.2.1                   In the event of termination, the provisions set out in Clauses 1, 16.1, 16.3, 19.2, 19.3 and 19.5 to 19.10 (inclusive) shall continue in full force and effect. All other provisions and obligations of the Parties shall cease to have effect without any liability of either Party, other than any claim arising from any breach of any obligation contained in this Agreement occurring prior to such termination.

8.2.2                   Any failure to exercise a right to terminate this Agreement shall under no circumstances be deemed to constitute a waiver of any other right the Party entitled to terminate may have under or in connection with this Agreement.

9                                      Closing

9.1                            Closing Place and Date

Closing shall take place at the offices of Linklaters LLP, Mainzer Landstraße 16, 60325 Frankfurt am Main, Germany, at 10:00 a.m. either on (i) REDACTED, provided that the First Stub Fiscal Year has been effected and the last Closing Condition has been satisfied or waived on or prior to November 30, 2008 or (ii) on the last Business Day of the calendar month in which the last Closing Condition has been satisfied or waived, provided that if such Closing Condition is so satisfied or waived after the twentieth (20th) day of a calendar month, then Closing shall take place on the last Business Day of the following calendar month unless otherwise agreed by the Parties.

9.2                            Closing Actions

At Closing, the Parties shall take the following actions (“Closing Actions”) simultaneously:

9.2.1                   The Seller and the Purchaser shall execute the Share and Silent Partner Interest transfer agreement in accordance with Clause 3.

9.2.2                   The Seller and the Purchaser shall execute the Closing Internal Financial Payables transfer agreement in accordance with Clause 4.3.

9.2.3                   The Seller shall, and shall procure that the relevant Seller’s Affiliates and relevant Group Companies shall, execute and (to the extent applicable) the Purchaser shall, and shall procure that the relevant Purchaser’s Affiliates shall, execute the transitional services agreement (the “Transitional Services Agreement”), substantially in the form attached as Schedule 17, with the schedules thereto completed in accordance with Clause 7.10.6.

9.2.4                   The Seller shall provide the consent of Citicorp Deutschland as per Schedule 9 Part B.

9.2.5                   The Seller shall, to the extent it has not done so prior to Closing, terminate, and shall procure termination of, the Internal Financial Receivables and shall pay, and shall procure payment of, the Closing Internal Financial Receivables as per Clause 4.4 and provide evidence of such termination and payment reasonably satisfactory to the Purchaser.

9.2.6                   The Parties shall complete the Allocation Schedule as per Clause 5.2.2.

9.2.7                   The Seller shall, and shall procure that the relevant Affiliates of the Seller and the Group Companies shall, execute the transfer and license agreement substantially in the form attached as Schedule 22 (the “IT Transfer Agreement”).

9.2.8                   The Purchaser shall pay to the Seller the Preliminary Purchase Price.

9.2.9                   The Purchaser shall pay to the Seller the Preliminary Internal Financial Payables Amount.

9.2.10            By way of signing appropriate closing minutes, in the form agreed by the Seller and the Purchaser at least 7 Business Days prior to the Closing Date,  the Parties shall confirm to each other that each of the Closing Conditions has been satisfied or, where legally permitted, waived.

10                               Closing Accounts

10.1                     Stub Fiscal Year Financial Statements

As soon as reasonably practicable after (i) the end of the First Stub Fiscal Year and, in any event, no later than 60 Business Days thereafter, the Purchaser shall procure that each of the Group Companies will draw up fiscal year-end financial statements for each of the Group Companies in respect of the period from the Accounts Date to the end of the First Stub Fiscal Year in accordance with the accounting policies set forth in Clause 10.3, such financial statements to be duly audited by the respective Group Companies’ auditors and (ii) the end of the Second Stub Fiscal Year and, in any event, no later than 60 Business Days thereafter, the Purchaser shall procure that each of the Group Companies will draw up fiscal year-end financial statements for each of the Group Companies in respect of the period from the end of the First Stub Fiscal Year to the end of the Second Stub Fiscal Year in accordance with the accounting policies set forth in Clause 10.3, such financial statements to be duly audited by the respective Group Companies’ auditors (each of the foregoing financial statements, the “Stub Fiscal Year Financial Statements”).

10.2                     Form and Content of Closing Accounts

10.2.1            Pursuant to the provisions of this Clause 10, the Purchaser shall procure that each of the Group Companies shall draw up balance sheets as at the Closing Date and profit and loss statements of each of the Group Companies in respect of the period from the Accounts Date to the Closing Date (based upon the Stub Fiscal Year Financial Statements), which shall become final and binding as per this Clause 10, and such balance sheets shall become final and binding between the Parties for the purpose of determination of the Purchase Price and the Internal Financial Payables Purchase Price as set forth in Clause 10.6 (such final and binding result being the “Closing Accounts”).

10.2.2            The Closing Accounts shall also contain the specific line items required to determine the Closing Internal Financial Payables. The amount attributed to the Closing Internal Financial Payables shall be derived from the Closing Accounts.

10.2.3            The Closing Accounts shall also include a calculation of the Closing Equity, substantially in the form set out in Schedule 19. For the avoidance of doubt, in connection with the calculation of the Closing Equity hereunder, no single item shall be deemed to be counted in more than one item in the calculation of Closing Equity set forth on Schedule 19.

10.3                     Accounting Policies

10.3.1            The Closing Accounts shall be prepared in accordance with:

(i)                                the accounting principles, policies, procedures, practices and techniques set forth in this Clause 10;

(ii)                             to the extent not inconsistent with (i) and German GAAP in effect as at the date of the Individual Annual Accounts, the accounting principles, policies, procedures, practices and techniques adopted in the Individual Annual Accounts as guaranteed by the Seller pursuant to Clause 11.4, in each case applied on a consistent basis; and

(iii)                          to the extent not inconsistent with (i) and (ii), German GAAP, applied on a consistent basis.

10.3.2            The Closing Accounts shall be prepared on a going-concern basis, disregarding the transactions contemplated by this Agreement but reflecting the Preliminary Reorganisations and the CTA Transfer in the manner set forth in Schedule 19. Events between the Closing Date and the date of delivery of the Closing Accounts to the Purchaser in accordance with Clause 10.4.1 that provide evidence of conditions that existed at the Closing Date shall be taken into account (Wertaufhellung).

10.3.3            The reserves within the meaning of § 340f of the German Commercial Code (HGB) (Vorsorgereserven) shall be fixed at a total amount of €222 million for all Target Companies in the final and binding Closing Accounts.

10.4                     Preparation

10.4.1            The Purchaser shall prepare with the respective Target Companies a draft of the Closing Accounts including the content as per Clause 10.2 (the “Draft Closing Accounts”) and deliver such draft to the Seller as soon as reasonably practicable after the Closing Date and, in any event, no later than 60 Business Days after the Closing Date. As soon as reasonably practicable after the Closing Date, the Purchaser shall allow the Seller access to all of the relevant audit databases and the working papers, opinions and analyses prepared, or in the course of preparation, for the purpose of preparing the Stub Fiscal Year Financial Statements and the Closing Accounts and shall provide the Seller with reasonable opportunity to discuss with the relevant personnel of the Group Companies the results of their work. For the avoidance of doubt, working papers shall include all the documents related to the audit of the Stub Fiscal Year Financial Statements and the Closing Accounts review. The working papers provided shall also allow a third party to substantially re-perform the calculations based on the information therein.

10.4.2            Within 30 Business Days after receipt of the Draft Closing Accounts (the “Dispute Period”), the Seller may raise in reasonable detail any objections against specified items set out in the Draft Closing Accounts, indicating the higher or lower value which in its reasonable opinion should be allocated to each item in dispute (the “Dispute Report”). The Seller shall be deemed to have agreed with all items and amounts contained in the Draft Closing Accounts which are not raised in the Dispute Report and, to such extent, the Draft Closing Accounts shall become final and binding between the Parties. Any item objected to by the Seller in accordance with the preceding sentences shall hereinafter be referred to as a “Disputed Item”.

10.4.3            The Parties shall endeavour in good faith to resolve the Disputed Items within 30 Business Days following the receipt by the Purchaser of the Dispute Report. Any

Disputed Items not resolved within such period shall be submitted by the Parties to an expert arbitrator (Schiedsgutachter) (the “Expert Arbitrator”). The Parties shall agree on an accounting firm of international standing to be appointed as the Expert Arbitrator. If the Parties cannot reach an agreement within a further period of 15 Business Days from the date either Party proposes an alternative accounting firm of international standing to act as the Expert Arbitrator, either Party shall have the right to require that an accounting firm determined by the Institut der Wirtschaftsprüfer e. V., Düsseldorf, Germany, be appointed as the Expert Arbitrator.

10.4.4            The Expert Arbitrator shall determine the Disputed Items by way of a binding expert opinion pursuant to § 317 para. 1 German Civil Code (BGB). In rendering its decision, the Expert Arbitrator shall consider only the Disputed Items and, with respect to each such Disputed Item, shall remain within the range of values allocated to it by the Parties. To the extent a Disputed Item concerns the exercise of any accounting or valuation discretion not expressly covered by the accounting policies specified in Clause 10.3, the Expert Arbitrator shall exercise that discretion itself within the range of values allocated to it by the Parties. The Seller and the Purchaser shall cooperate with the Expert Arbitrator and comply with its reasonable requests made in connection with the carrying out of its duties under this Agreement. The Parties shall instruct the Expert Arbitrator to deliver to the Parties as soon as reasonably practicable its determination of the Disputed Items stating the reasons for its decision. The reasons shall specifically address the arguments brought forward by the Parties with respect to each Disputed Item. Such determination of the Expert Arbitrator shall, in the absence of manifest error, be final and binding upon the Parties.

10.4.5            The Expert Arbitrator shall decide on the allocation of its fees between the Parties in accordance with the principles set out in § 91 et seq. German Civil Process Code (ZPO).

10.5                     Cooperation

The Seller and the Purchaser shall cooperate with each other and, if applicable, with the Expert Arbitrator, with regard to the preparation, review, agreement and determination of the Closing Accounts. Each Party shall, subject to reasonable notice, make available free of charge during normal office hours to the Expert Arbitrator and/or the other Party, its representatives and accountants all books and records as the Expert Arbitrator and/or the other Party may reasonably request.

10.6                     Finalisation

The Draft Closing Accounts shall become final and binding between the Parties for the purpose of determining the Purchase Price and the Internal Financial Payables Purchase Price and shall be the Closing Accounts:

10.6.1            if no Dispute Report is issued, upon the expiration of the Dispute Period or upon earlier confirmation by the Seller of its agreement with the Draft Closing Accounts as submitted by the Purchaser;

10.6.2            if a Dispute Report is issued but the Parties have resolved all Disputed Items without appointing an Expert Arbitrator, upon such resolution in the form as amended by such resolution; or

10.6.3            if an Expert Arbitrator has been appointed upon determination of the Disputed Items by the Expert Arbitrator in the form of such determination.

11                                Seller’s Guarantees

The Seller guarantees, by way of an independent promise of guarantee (selbständiges Garantieversprechen) pursuant to § 311 of the German Civil Code (BGB) and with the sole remedies set out in Clause 12, that the statements set forth in this Clause 11 (the “Seller’s Guarantees”), are true and correct as of the date of this Agreement or as of such other date as is stated in the relevant Seller’s Guarantee and, solely with respect to Clauses 11.1, 11.2, 11.3, 11.7.2, 11.7.3, 11.9.5, 11.10.4, 11.11.2, 11.13 and 11.17, are true and correct as of the Closing Date; provided that the Seller’s Guarantees shall not be breached in respect of, and the Seller shall not be liable in respect of, any matters or relevant facts (i) fairly disclosed, contained or referred to in the Schedules, (ii) fairly disclosed, contained or referred to in this Agreement, (iii) fairly disclosed, contained or referred to in the documents provided to the Purchaser that are listed in Schedule 11, to the extent that such documents were prepared in good faith by the Seller and provided to the Purchaser in written form or (iv) to the extent reflected in the Closing Equity; provided further that (x) any facts, items or exceptions disclosed in the Schedules shall be deemed to be disclosed on another Schedule if the applicability of such fact, item or exception to such other sections is fairly apparent, and (y) any listing of any fact, item or exception in any Schedule shall not be construed as an admission of liability under any applicable law or for any other purpose and shall not be construed as an admission that such fact, item or exception is in fact material or create a measure of materiality for purposes of this Agreement or otherwise.

11.1                      Capacity

The Seller is a duly existing partnership and has the legal right and full power and authority to enter into and perform this Agreement and any other document to be executed by it pursuant to or in connection with this Agreement. The Seller has taken or will have taken and the Group Companies have taken or will have taken at Closing all corporate action required by them to authorise them to enter into and perform this Agreement and/or any other documents to be executed by them pursuant to or in connection with this Agreement.

11.2                      Legal Situation of the Group Companies

11.2.1             The information with respect to each Group Company set forth in the Preamble and on Schedule 3 with respect to each Group Company is correct and complete as of the date of this Agreement, and for Schedule 3, (other than information on the Managing Directors (Geschäftsführer) or Directors (Vorstände)) will be correct and complete at Closing.

11.2.2             Each Group Company is a duly established and validly existing company under the laws of Germany with limited liability, stock corporation or limited partnership, respectively, as outlined in Schedule 3. Each Group Company has its actual centre of administration in the country of its incorporation and is, under corporate law, entitled to conduct its business in the way it is conducted as at the date of this Agreement.

11.2.3             The Seller has delivered to the Purchaser true copies of the articles of association of each of the Group Companies, of the Silent Partnership Agreement and of the enterprise agreements (Unternehmensverträge) concluded by any of the Group

Companies in force as at the date of this Agreement and, except as otherwise stated in Schedule 11.2.3, no action has been taken to amend any of them.

11.2.4             With the exception of the Profit Pooling Agreements, the Investment Bank Profit Pooling Agreements and the agreements listed in Schedule 11.2.4, no Group Company has entered into an agreement which governs the corporate situation of a Group Company or obliges a Group Company to subordinate its management to a third party or to transfer its profits to a third party. Except as otherwise stated in Schedule 11.2.4, there are no silent participations or other rights of third parties to participate in the revenues, profits, assets or equity (or the value thereof) of any Group Company.

11.3                      Legal Situation of the Shares and the Silent Partner Interest

11.3.1             Except as stated in Schedule 11.3.1, the Seller is the sole owner of the Shares and the Silent Partner Interest and is not subject to any restrictions in respect of the sale or transfer of the Shares or the Silent Partner Interest and no other party has any right in or to any shares in the Target Companies.

11.3.2             The present ownership in the Group Companies is shown correctly and completely in Schedule 2 and Schedule 3.

11.3.3             The Shares, the Silent Partner Interest and the direct and indirect participations of the Target Companies in the Group Companies are free of third party rights and no third party has a claim for granting of such rights or the transfer of the Shares, the Silent Partner Interest or such direct and indirect participations.

11.3.4             The Shares and the direct and indirect participations of the Target Companies in the Group Companies are fully paid in, freely negotiable or transferable and free of additional payment obligations (Nachschusspflicht).

11.4                      Annual Accounts

11.4.1             The Seller has delivered to the Purchaser, in respect of each Group Company, the audited annual accounts, including the audit reports for the financial year ended on the Accounts Date (the “Individual Annual Accounts”).

11.4.2             The Individual Annual Accounts have been set up with the diligence of a prudent business person (Sorgfalt eines ordentlichen Kaufmanns) in accordance with German GAAP. The foregoing accounting principles have been applied on a basis consistent with the immediately preceding three financial years unless otherwise modified as a result of changes in such accounting principles or applicable law or regulation or disclosed or noted in the Individual Annual Accounts. The Individual Annual Accounts give a true and fair view within the meaning of section 264 (2) sent. 1 HGB of the assets and liabilities (Vermögenslage), financial condition (Finanzlage) and earnings position (Ertragslage) of the respective Group Company at the respective balance sheet date and the profits of the respective Group Company for the business year ending on the respective balance sheet date.

11.5                      Intentionally Deleted

11.6                      Internal Indebtedness

Schedule 10 sets out the Internal Indebtedness as at June 30, 2008, showing the relevant creditor, debtor, and outstanding amounts (including accrued interest).

11.7                      Assets

11.7.1             Except as set forth in Schedule 11.7.1, all fixed assets (Anlagevermögen pursuant to Sec 266 para 2 A. German Commercial Code (HGB)) included in the Individual Annual Accounts or acquired by the Group Companies since the Accounts Date, other than any assets disposed of or realised in the ordinary course of business or pursuant to or in connection with the Preliminary Reorganisations or the CKG Transfer:

(i)                                are legally and beneficially owned by the Group Companies;

(ii)                             are, where capable of possession, in the possession or under the direct control of the relevant Group Company; and

(iii)                          are free from any Encumbrance, other than a Permitted Encumbrance.

11.7.2             None of the assets transferred, or to be transferred, in connection with the Investment Bank Carve-out, the London Branch Transfer or the CKG Transfer or under Clause 7.3.2 are assets whose continued ownership by the Group Companies would be necessary to enable the Group Companies to continue to conduct the Business in substantially the same manner as conducted at the date of this Agreement. The assets transferred, or to be transferred, in connection with the Data Centre Transfer pertain exclusively or primarily to the data centres subject to such transfer.

11.7.3             Except as set forth in Schedule 11.7.3 and subject to Clause 7.9, the Group Companies own or have (or will have, pursuant to and subject to the terms and conditions set forth in the Transitional Services Agreement) a valid right to use all assets, facilities and intellectual property rights (including any rights subsisting in software or databases) necessary for the Group Companies to continue to conduct the Business in substantially the same manner as conducted at the date of this Agreement.

11.8                      Real Estate

11.8.1             Schedule 11.8.1 sets out a complete and correct list of all real estate, all rights in or to real estate and of all buildings on third party property material to the Business that are owned by the Group Companies (the “Owned Real Estate”) or which a Group Company is obliged to acquire. The Group Companies have full and unrestricted title to and possession of the Owned Real Estate. No Group Company has disposed, or agreed to dispose, of any Owned Real Estate.

11.8.2             The Owned Real Estate is not subject to material charges registered in the land register nor to material charges that are not registered, other than Permitted Encumbrances, except for the charges shown in Schedule 11.8.2.

11.8.3             Schedule 11.8.3 sets out a complete and correct list of all real estate, all rights in or to real estate and of all buildings on third party property material to the Business leased by the Group Companies (the “Leased Real Estate”).

11.8.4             To the best of the Seller’s Knowledge, no Group Company is in breach of any obligations under the lease agreements for the Leased Real Estate where such breach would entitle the landlord to terminate the relevant lease for cause (aus wichtigem Grund).

11.9                      Intellectual Property Rights and Information Technology

11.9.1             Schedule 11.9.1 contains a complete and correct list of all patents, trademarks, utility patents, design patents, trade names and equivalent registered intellectual property rights (gewerbliche Schutzrechte) which are (i) owned by the Group Companies; and (ii) material to the Business (collectively, the “Material Intellectual Property Rights”), indicating the Group Company or Group Companies which owns, the relevant Material Intellectual Property Right and, to the extent applicable, the countries and classifications for which the relevant Material Intellectual Property Right enjoys protection. An intellectual property right shall be considered material to the Business only if any restriction in the use of such intellectual property right by any Group Company would have a material adverse effect on the Business of such Group Company.

11.9.2             Except as disclosed in Schedule 11.9.2:

(i)                                  the Material Intellectual Property Rights are not subject to any pending or threatened (in writing) proceedings for opposition, cancellation or revocation,

(ii)                               all steps necessary for the administration, maintenance, renewal and protection of the Material Intellectual Property Rights have been taken, including the filing of any documents with the competent authorities in due time and the payment of all registration and renewal fees,

(iii)                            there are no restrictions, Encumbrances, licenses or authorities in favour of a third party that would prevent any Group Company from using the Material Intellectual Property Rights in the manner required to conduct the Business in substantially the same manner as conducted at the date of this Agreement, and

(iv)                           neither the Seller nor any Group Company has received any written notice in the 12 months immediately preceding the date of this Agreement of any claim or allegation or actual or pending litigation by any third party alleging that a Group Company is infringing any intellectual property right of such third party.

11.9.3             To the best of the Seller’s Knowledge and except as set forth in Schedule 11.9.3 during the 12 months immediately preceding the date of this Agreement, the Group Companies did not suffer any material business disruptions caused by a malfunction of the IT Systems, and there have been no material unauthorized intrusions or breaches of the security of the IT Systems.

11.9.4             The Group Companies have sufficient back-up and disaster recovery plans, procedures and facilities for the Business and have taken all reasonable steps to safeguard the IT Systems.

11.9.5             Except as set forth on Schedule 11.9.5 and subject to Clause 7.9, the Group Companies shall have in accordance with the Transitional Services Agreement and the IT Transfer Agreement all rights and assets (including as a beneficiary of services by the Seller or its Affiliates) necessary for the implementation, use, maintenance and enhancement of the EBS System other than those rights and assets agreed upon by the Parties to be excluded.

11.10               Material Agreements

11.10.1      Except for the contracts, agreements and commitments listed in Schedule 11.10.1 (collectively, the “Material Agreements”), no Group Company is bound as at the date of this Agreement by any of the following agreements or commitments (which have not yet been fully completed):

(i)                                joint venture or partnership agreements or other agreements constituting civil law partnerships (BGB-Gesellschaften) with third parties;

(ii)                             agreements in respect of the acquisition or disposal of shares or participations in other entities;

(iii)                          otherwise than entered into in the ordinary and usual course of the Group’s consumer banking activities, guarantees (Garantien), suretyships (Bürgschaften), comfort letters (Patronatserklärungen) or equivalent securities for obligations of any third party other than a Group Company which could, individually, result in a liability of one or more Group Companies in excess of €250,000 per item;

(iv)                         agreements containing competition restrictions or otherwise restricting the ability of the Group Companies to operate or extend their business;

(v)                            any agreement in relation to the IT Systems with a total annual consideration exceeding €5 million;

(vi)                         agreements with co-branding partners relating to cards issued pursuant to any merchant agreement;

(vii)                      otherwise than entered into in the ordinary course of business, any other agreement and obligation which triggers annual payments exceeding €500,000 which cannot be terminated without penalty by giving notice of 12 months or shorter; or

(viii)                   any commitment to enter into any of the agreements referred to in this Clause 11.10.1.

11.10.2      The Seller has made available to the Purchaser true complete and up-to-date copies of all Material Agreements.

11.10.3      Except as set forth in Schedule 11.10.3, (i) all Material Agreements are in full force and effect and enforceable against the parties thereto in accordance with their terms, (ii) no written notice of termination has been, or threatened in writing to be, served by the other party in relation to a Material Agreement, (iii) no Group Company is in breach of any obligation under a Material Agreement which would entitle the other party to terminate the relevant Material Agreement for cause (wichtiger Grund) and (iv) the execution or consummation of this Agreement will not entitle the relevant counterparty to terminate a Material Agreement.

11.10.4      As from Closing, there are no agreements between the Seller or the Seller’s Affiliate on the one hand and any Group Company on the other hand except for the agreements listed in Schedule 11.10.4.

11.11                Permits and Compliance

11.11.1       The Group Companies have all material regulatory (including from the banking authorities) and health and safety permits, licenses, authorizations and concessions necessary for the operation of the Business as conducted as at the date of this Agreement, which are in full force and effect (bestandskräftig), are being complied with in all material respects by the Group Companies and have not been challenged or threatened in writing to be challenged (angefochten) by any third party. None of such permits has been, or has been threatened in writing to be, withdrawn in whole or in part, suspended or revoked.

11.11.2       No Group Company has been for the last three (3) years or is in violation in any material respect of any applicable Law, including Banking Law, health and safety, labour, environmental, competition and trade laws (Gewerberecht). No Group Company has received any written notice alleging a material breach of the terms of any Law or judgment.

11.12               Employees

11.12.1      Schedule 11.12.1 contains a list of all employees who are, as at the date of this Agreement, appointed managing directors or board members of a Group Company  or executive staff (leitende Angestellte) of a Group Company within the meaning of the Works Council Constitutions Act (Betriebsverfassungsgesetz) (the “Senior Employees”) and sets forth for each Senior Employee a description of (i) any post contractual non-competition undertakings and (ii) provisions arising from the service or employment agreements of such Senior Employees which provide for rights or benefits upon a change of control of any Group Company.

11.12.2      Except as set forth in Schedule 11.12.2, no Senior Employee has given or received notice of termination in writing of his or her employment or has entered into a termination agreement with a Group Company or has made or received an offer to enter into a termination agreement.

11.12.3      Schedule 11.12.3 contains a complete list of all collective bargaining agreements (Tarifverträge) and company bargaining agreements (Firmentarifverträge) and all applicable shop agreements and other agreements with works councils, company works councils (Gesamtbetriebsräten), group works councils (Konzernbetriebsräten) and other employee representatives (including executive committees (Sprecherausschuss)) applicable to the Group Companies or any of them which contain more than merely a repetition of statutory law as far as they contain (i) benefit or incentive plans to be triggered by a change of control over the relevant Group Company, (ii) limitations on the termination of employment agreements, including provisions concerning severance payments or to relocate activities of a Group Company or (iii) guarantee a certain number of employees in general or in respect of individual locations, including any compromise of interest

(Interessensausgleich) or social plan (Sozialplan) concluded on January 1, 2003 or later.

11.12.4      Schedule 11.12.4 contains a complete list of all variable or deferred remuneration systems applicable at the Group Companies and, as at June 30, 2008, the number of beneficiaries.

11.12.5      Schedule 11.12.5 contains a complete list of all stock option plans, virtual stock and stock appreciation rights plans, and other employee participation schemes (Mitarbeiterbeteiligungspläne) applicable to certain employees of the Group Companies (“Employee Participation Schemes”) and, as at June 30, 2008, the number of participants and the aggregate amount of their entitlement under each Participation Scheme. There is no express term in the Employee Participation Schemes that would obligate the Purchaser or the Group Companies to provide for the period after Closing benefits of a value greater than the value of the benefits that have been provided by the Seller, its Affiliates and the Group Companies prior to Closing under the Equity Participation Schemes.

11.12.6      Schedule 11.12.6 contains a complete and correct list of all plans (Vereinbarungen und Zusagen), whether of a collective or individual nature, including commitments based on works custom (betriebliche Übung), regarding company pensions (betriebliche Altersversorgung) under which the Group Companies have any obligations vis-à-vis current and past employees, managing directors, board members and dependants thereof to provide company pension benefits, whether directly or via an external funding vehicle (including Direktversicherung, Pensionskasse, Pensionsfonds and Unterstützungskasse) (the “Pension Schemes”) and, in respect of the Pension Schemes that are direct commitments (Direktzusagen),  the number of participants of each Pension Scheme and the aggregate pension benefit obligation (PBO) according to US-GAAP (FAS87) under each Pension Scheme as of December 31, 2007.

11.12.7      For all Pension Commitments as determined by the Group Company’s actuary as of December 31, 2007 each Group Company has properly externally funded through the Citibank Pension Fund e.V. or provided for in the annual balance sheet in accordance with US-GAAP as of that date. No refunds have been made or will be made on or prior to Closing from Citibank Pensions Fund e.V. to any Group Company, Seller or its Affiliates.

11.12.8      The Pension Schemes have at all times complied in all material respects and been duly managed and administered in accordance with all applicable Laws.

11.12.9      Schedule 11.12.9 contains a complete list of pending labour Litigation against the Group Companies in connection with current or former employees or directors for which the amount claimed exceeds individually €500,000, in each case indicating the status of the proceedings.

11.12.10During the five years immediately preceding the date of this Agreement, the Group Companies have not been subject to any industrial action.

11.13               Litigation

With the exception of the proceedings listed in Schedule 11.13, the Group Companies are not involved in any pending or, to the best of the Seller’s Knowledge, written threats of legal disputes, administrative proceedings or administrative enquiries, including proceedings initiated by Tax Authorities (jointly, “Litigation”), having a litigation value (Streitwert) in excess of €200,000 individually or if there is a series of claims arising out of the same or substantially identical facts or circumstances together exceed €200,000 or €2,000,000 in the aggregate. The Group Companies are not subject to any court decision, administrative order or settlement agreement which restricts or materially negatively affects them in certain business measures, in the acquisition or disposal of assets, in competitive behaviour or in the operation of the Business.

11.14               Tax Matters

To the best of the Seller’s Knowledge and except as disclosed in Schedule 11.14, the Group Companies have, in respect of all fiscal years which have not been subject to an audit:

11.14.1    duly and timely filed all Tax declarations (Steueranmeldungen), advance Tax declarations (Steuervoranmeldungen) and Tax returns (Steuererklärungen) required by law with the competent Tax Authorities and will do so up to Closing; and

11.14.2    duly and timely paid all Taxes relating to any time period up to the date of this Agreement when due (fällig) and will do so up to Closing.

11.15               Confidential Documents and Information

Except as disclosed in Schedule 11.15, each Group Company is the sole and exclusive owner of all customer lists, customer contact information and customer correspondence relating to its current and former customers.

11.16               Insurance

All the material insurance policies covering the Group Companies (the “Insurance Policies”) (i) are in full force and effect as of the date hereof and will continue to be in effect as from the Closing Date (except for Insurance Policies contracted by the Seller or its Affiliates that will be terminated as of Closing) and (ii) except as disclosed in Schedule 11.16, are sufficient for compliance in all material respects with applicable Law and, to the extent they request a certain level of insurance with any Material Agreement.

11.17               Ordinary Course of Business

Other than disclosed in Schedule 11.17 and as referred to in Schedule 13 or as otherwise contemplated by this Agreement, since the Accounts Date, the businesses of the Group Companies have been operated in all material respects in the ordinary course of business consistent with past practice and no event or transaction has occurred that constituted a Material Adverse Change.

12                               Legal Consequences

12.1                     Exhaustive Provisions

Subject to mandatory law, in particular § 123 or § 276 para. 3 of the German Civil Code (BGB), and except as otherwise expressly provided in this Agreement, (i) the Seller’s Guarantees are exhaustive and no further guarantees shall be deemed to be given by the Seller, (ii) the provisions set forth in this Clause 12 shall apply instead and to the exclusion of any and all remedies that would otherwise be available to the Purchaser by law in the event of an inaccuracy of any of the Seller’s Guarantees or any other obligation of the Seller arising from or relating to this Agreement being breached (collectively, a “Breach”) and (iii) any further liability of the Seller and of the Seller’s representatives, agents and/or advisors and any differing or further rights or claims of the Purchaser with regard to a Breach other than explicitly provided for in this Agreement, irrespective of their nature or legal basis, including any right to rescind (anfechten) or to terminate (zurücktreten) this Agreement, to claim remediation (Nacherfüllung), to reduce the Purchase Price (mindern) and/or to claim damages (Schadensersatz) or reimbursement of futile expenditure (Ersatz vergeblicher Aufwendungen) are hereby expressly excluded and waived, including any rights and claims arising from or in connection with (a) defects in quality or title (Sach- oder Rechtsmängel), (b) breach of any of Seller’s Guarantees or other guarantees, warranties, indemnities or similar undertakings, (c) breach of any contractual or pre-contractual obligation, (d) tort and (e) interference with the contractual basis (Störung der Geschäftsgrundlage).

12.2                     Seller’s Liability

12.2.1            For a period of two months after notification in accordance with Clauses 12.6.1 and 12.6.2 of one or several Notified Claims exceeding (or pursuant to this Agreement exempted from) the thresholds defined in Clause 12.4.1 the Seller shall be given the opportunity to remedy (restitution in kind; Naturalrestitution) the relevant Breach or Breaches. Such two-month period shall be reduced as appropriate if the Parties determine that the urgency of the matter requires swifter action by the Seller so as to enable the Group Companies to effectively continue to conduct their Business.

12.2.2            The Seller shall at any time prior to the expiry of the period referred to in Clause 12.2.1 be entitled to remedy a Breach in respect of which the Seller has received notice of a Notified Claim, irrespective of whether or not the thresholds defined in Clause 12.4.1 are exceeded.

12.2.3            If and to the extent that within the period set out in Clause 12.2.1, the Seller fails to remedy the relevant Breach, or the relevant Breach is incapable of remedy, or the Seller refuses (ernsthaft und endgültig verweigern) to remedy the relevant Breach, in each case such that the Purchaser suffers no Loss (as defined below) as a result of the Breach, the Seller shall, subject to the limitations set forth in this Agreement, be obliged to compensate the Purchaser, or at the Purchaser’s written request the relevant Group Company, by way of monetary damages (Schadensersatz in Geld) in an amount equal to the actual loss suffered by the Purchaser or a Group Company (but not exceeding the actual loss of the Group Companies) as a result of the relevant Breach (the “Loss”).  The Seller shall in no event be obliged to compensate the Purchaser in respect of (i) indirect damages, (ii) consequential losses, in particular, without limitation, lost profit or revenue or lost opportunities, (iii) frustrated expenses (vergebliche Aufwendungen) within the meaning of § 284 of the German Civil Code (BGB) or (iv) internal costs. Any liability due to a recalculation (Neuberechnung) of the Purchase Price upon a Breach is hereby explicitly excluded.

12.3                     Limitations on Seller’s Liability

12.3.1            Changes in Legislation

The Seller shall not be liable for any inaccuracy of any of the Seller’s Guarantees to the extent that such liability would not have occurred but for the passing of, or change in, any law, statute, ordinance, rule, regulation or administrative practice of any governmental or regulatory body or judicial practice of any court (including any increase in the rates of Taxes or any imposition of Tax or any withdrawal of relief from Tax)  in the European Union, the United States of America or Germany or any other jurisdiction after the date of this Agreement or any change after the date of this Agreement of any generally accepted interpretation or application of any legislation in the European Union, the United States of America or Germany or any other jurisdiction.

12.3.2            Changes Attributable to the Purchaser

Except as expressly contemplated herein otherwise, the Seller shall not be liable under or in connection with this Agreement in respect of any damage or loss resulting from, or increased by, any matter or thing done or omitted to be done pursuant to and in compliance with this Agreement (including the termination of the Target Company Profit Pooling Agreements or the spin-off of the Investment Bank Profit Pooling Agreements) or a written request of the Purchaser (to the extent that such action or omission was contemplated thereby).

12.3.3            Non-Compliance by Purchaser

The Seller shall not be liable under or in connection with this Agreement in respect of a claim in relation to which the Purchaser does not comply with its obligations under Clause 12.6 or with its statutory obligations to mitigate damages under §254 of the German Civil Code (BGB) in respect of such claim, and, in each case, to the extent such non-compliance has increased the relevant Loss or compliance would have decreased the relevant Loss. The provisions of this Clause 12.3.3 shall apply, mutatis mutandis, to any claim against the Seller for failure by the Seller to discharge an indemnity given in or pursuant to this Agreement.

12.3.4            Purchaser’s Rights to Recover

The Seller shall not be liable under or in connection with this Agreement in respect of any claim to the extent that:

(i)                                the damage giving rise to such claim (a) is covered by an insurance policy of any Group Company, the Purchaser or any of the Purchaser’s Affiliates, and, as long as the insured has brought a claim for reimbursement, the insured has been reimbursed, or (b) would have been covered by an insurance policy of any Group Company, and such Group Company would have been reimbursed if the insurance coverage of the Group existing at Closing had been continued in the same manner and scope as prior to Closing; or

(ii)                             the Purchaser or a Group Company has a claim for compensation of, or indemnification from, the damage against a third party and the liability in respect of which the claim is made has become due and payable unless the Purchaser has made a good faith offer to assign such claim to the Seller (provided that if such claim is incapable of assignment and the Seller has indemnified the Purchaser in respect of the underlying claim for indemnification, the Purchaser or Group Company shall continue to use commercially reasonable best efforts to obtain recovery of such claim and shall remit to the Seller any amounts recovered up to the amount paid as indemnification by the Seller).

12.3.5            Non bis in idem

The Purchaser shall not be entitled to recover from the Seller more than once in respect of the same damage suffered. In particular, without limitation, the foregoing shall apply where one and the same set of facts (Sachverhalt) qualifies under more than one provision entitling the Purchaser to a claim or remedy under or in connection with this Agreement.

12.3.6            Specific provision in Closing Accounts

The Seller shall not be liable for any inaccuracy of any of the Seller’s Guarantees to the extent the subject matter of the Breach was reflected in the Closing Equity.

12.4                     De minimis, Basket, Cap

12.4.1            With the exception of claims for any inaccuracy of Clauses 11.1, 11.2 and 11.3, claims against the Seller for a breach of any of the Seller’s Guarantees may only be made:

(i)                                if each single claim exceeds (or a series of claims arising out of the same or substantially identical facts or circumstances together exceed) €500,000; and

(ii)                             if the aggregate amount of all such claims exceeds €50 million (threshold or Freigrenze), in which event the Seller shall be responsible for the full amount of such Losses in excess of €25 million.

12.4.2            With the exception of claims for a Breach of Clauses 2, 3, 7.3.3, 7.3.4, 9, 11.1, 11.2, 11.3 and 14, the Seller’s liability under this Agreement shall be limited to €1 billion. In the event of a Breach of Clauses  2, 3, 7.3.3, 7.3.4, 9, 11.1, 11.2, 11.3 and 14, the Seller’s liability shall be limited to a maximum amount corresponding to 100 per cent. of the Purchase Price.

12.5                     Time Limitation

12.5.1            The Seller shall not be liable under this Agreement in respect of any claim for a breach of any of the Seller’s Guarantees unless a claim is notified in accordance with Clause 12.6.1 by the Purchaser to the Seller:

(i)                                in respect of any claim for Breach of Clauses 11.1, 11.2, 11.3, and 11.14, prior to the expiration of the relevant statute of limitations; and

(ii)                             for all other claims for Breach, within 24 months following Closing.

12.5.2            The limitation period shall be suspended (gehemmt) upon notification of the Purchaser in accordance with Clause 12.6.1 for a period of 12 months from the date of such notification.

12.5.3            § 203 of the German Civil Code (BGB) shall not apply.

12.6                     Conduct of Claims

12.6.1            Notification

The Purchaser shall notify the Seller of any Breach within the time period defined in Clause 12.6.2. Such notice shall specify in reasonable detail for each individual Breach all underlying facts constituting the Breach, the legal basis for a potential claim and the amount or estimated amount of the damages suffered by the Purchaser or a Group Company as a result of the Breach, to the extent such information is available to the Purchaser, and shall be submitted together with any available documents which enable the Seller to assess the merits of any claims in respect of the relevant Breach and the amount or estimated amount of the damages arising from the Breach, provided that the failure to so notify any Breach shall not invalidate any claim except to the extent such failure increases the Loss resulting from such Breach or such non-failure would have decreased the Loss. The Purchaser’s claims so notified are herein referred to as the “Notified Claims”.

12.6.2            Time Limit for Notification

The Purchaser shall notify the Seller of any Notified Claim within two months after it has obtained knowledge of the relevant Breach. This two-month period shall be reduced as appropriate if the urgency of the matter requires a swifter notification to the Seller so as to enable the Seller to effectively exercise its rights under this Clause 12.6.

12.6.3            Investigation by the Seller

The Purchaser shall allow, and shall procure that the relevant Group Company shall allow, the Seller and its financial, accounting, tax, legal or other advisors that are bound to secrecy by professional code of conduct or by contractual undertaking in favour of the relevant Group Company to reasonably investigate the matter or circumstance giving rise to a Notified Claim and whether and to what extent any amount is payable in respect of such Notified Claim upon reasonable request of the Seller. In particular, the Purchaser shall, and shall procure that the Group Companies disclose to the Seller all available material and documents relating to the Notified Claim upon reasonable request of the Seller, and all such information and assistance, including access to premises and personnel, and the right to examine and copy any accounts, documents and records, as the Seller or its financial, accounting, tax or legal advisors may reasonably request shall be given without undue delay (unverzüglich), to the extent permitted by applicable Law. The Seller hereby undertakes to, and procures that all its advisors will undertake to, keep all such information confidential and to use it only for the purpose of investigating and defending the Notified Claim in question. All reasonable expenses of the Purchaser and the relevant Group Company caused by such disclosure and assistance, other than internal costs such as labour or overhead costs, shall be borne by the Seller.

12.6.4            Third Party Claims

If a claim against the Purchaser or a Group Company is asserted, made, threatened in writing or filed by a third party (including any Tax Authority or other governmental or regulatory body) which either results, or which the Purchaser believes to result, from a Breach (a “Third Party Claim”) or relates to use of any Citi Mark (a “Citi Mark Third Party Claim”), the Purchaser shall notify the Seller of such Third Party Claim within two months after it has obtained knowledge of the relevant Third Party Claim in accordance with Clauses 12.6.1 and 12.6.2 or, in the case of a Citi Mark Third Party Claim, the Purchaser shall promptly notify the Seller on becoming aware of the claim, and the following shall apply.

(i)                                  No admissions or compromises, dispositions or settlements in relation to such Third Party Claim shall be made on behalf of the Purchaser or any of the Purchaser’s Affiliates (or, after Closing, the Group Companies) without the prior written consent of the Seller (such consent not to be unreasonably withheld). In the case of a Citi Mark Third Party Claim, no such consent is required and neither the Purchaser nor any of the Purchaser’s Affiliates (or, after Closing, the Group Companies) shall have any rights whatsoever to compromise, dispose of, settle or defend such Citi Mark Third Party Claim.

(ii)                               If the Seller wishes to defend the Purchaser or the relevant Group Company against the Third Party Claim in their name and on their behalf, the Seller shall notify the Purchaser accordingly within a period of 15 Business Days after having been notified of the Third Party Claim in accordance with Clauses 12.6.1 and 12.6.2 (or such shorter period as is appropriate if the urgency of the matter requires a faster notification by the Seller). Upon such notification, the Seller shall be entitled, by notification to the Purchaser, to take any action it deems in its reasonable discretion necessary to defend, appeal, compromise or settle the Third Party Claim in the name and on behalf of the Purchaser or the relevant Group Company. If the Seller (or any of its Affiliates) decides to defend the Citi Mark Third Party Claim, it shall notify the Purchaser or the relevant Group Company of this decision and shall take any action it deems necessary to defend, appeal, compromise or settle the Citi Mark Third Party Claim in its sole discretion, including legal proceedings in the name of the Purchaser or any of the Purchaser’s Affiliates (and, after Closing, the Group Companies) or in the joint names of the Seller (or any of its Affiliates) and the Purchaser or any of the Purchaser’s Affiliates (and, after Closing, the Group Companies). The Seller shall (A) keep the Purchaser and the relevant Group Company fully informed of the progress of the Third Party Claim or Citi Mark Third Party Claim and its defence, (B) promptly provide the Purchaser or the relevant Group Company with copies of all material notices, communications and filings (including court papers), (C) save in respect of any Citi Mark Third Party Claims, ensure that the Purchaser or the relevant Group Company or one of several representatives of the Purchaser or relevant Group Company bound to secrecy by a professional code or by contractual undertaking in favour of the relevant Group Company will, to the extent legally permissible, be entitled to participate in any meetings or discussions (including in connection with any Tax audits) at its own cost and (D) save in respect of any Citi Mark Third Party Claims, consult with the Purchaser or the relevant Group Company prior to taking any action in relation to the Third Party Claim and its defence so as to give the Purchaser or the relevant Group Company the opportunity to comment and reasonably object. The Seller shall consult with the Purchaser and the relevant Group Company in relation to the suitable manner of dealing with the Third Party Claim (other than a Citi Mark Third Party Claim). If the Seller has decided to exercise its rights under this Clause 12.6.4(ii) in respect of a Third Party Claim, (A) the Seller shall act in good faith and

(x) (other than in respect of a Citi Mark Third Party Claim) with the view to mitigate the amount and (y) (other than in respect of a Citi Mark Third Party Claim) in a manner which is not inconsistent with the interests of the Purchaser and the Group Companies, and (B) where such Third Party Claim (other than a Citi Mark Third Party Claim) involves a regulatory authority with jurisdiction over, or a material customer or current contractual counterparty of, the Purchaser or the relevant Group Company, the Seller shall reasonably consider and pay particular regard to any input or reasonable objections made by the Purchaser or the relevant Group Companies in relation to such Third Party Claim (other than a Citi Mark Third Party Claim). In addition to the Purchaser’s obligations pursuant to Clause 12.6.3, the Purchaser shall, and shall procure that the relevant Group Company shall, promptly give all assistance, documents and information to the Seller as may be reasonably required by the Seller to defend the Third Party Claim or Citi Mark Third Party Claim and, in particular, promptly forward all notices, communications and filings (including court papers) to the Seller.

(iii)                            If the Seller does not notify the Purchaser in accordance with Clause 12.6.4(ii), the Purchaser shall, or shall procure that the relevant Group Company shall, conduct the defence of the Third Party Claim diligently and in good faith and take any such action as the Seller may reasonably request to defend, appeal, compromise or settle the Third Party Claim. The Purchaser shall, and shall procure that the relevant Group Company shall, (A) keep the Seller fully informed of the progress of the Third Party Claim and its defence, (B) promptly provide the Seller with copies of all notices, communications and filings (including court papers), (C) ensure that the Seller and/or one or several representatives of the Seller bound to secrecy by professional code will, to the extent legally permissible, be entitled to participate in any meetings or discussions (including in connection with any Tax audits) and (D) consult with the Seller prior to taking any action in relation to the Third Party Claim and its defence so as to give the Seller the opportunity to comment and reasonably object.

(iv)                           The Purchaser shall, and shall procure that the relevant Group Company shall, at all times and in particular until the Seller has notified the Purchaser in accordance with Clause 12.6.4(ii), act in the best interests of the Seller in relation to a Third Party Claim and shall consult with the Seller in relation to the suitable manner of dealing with the Third Party Claim.

(v)                              The costs and expenses incurred in relation to the defence of the Third Party Claim or Citi Mark Third Party Claim shall be borne as follows:

(a)                        all costs and expenses reasonably incurred by the Purchaser, its Affiliates or the relevant Group Company (other than internal costs such as labour or overhead costs) shall, to the extent the Third Party Claim results from a Breach for which the Seller is, subject to the limitations set forth in this Agreement, liable hereunder, be borne by the Seller, subject to the Purchaser having complied with its obligations under this Clause 12.6;

(b)                       in the event that the Purchaser or the relevant Group Company shall in good faith determine that the Seller may have available to it one or more defences or counterclaims that are inconsistent with one or more of those that may be available to the Purchaser or the relevant Group Company in respect of such Third Party Claim, the Seller shall reimburse the Purchaser or the relevant Group Company for all costs and expenses reasonably incurred by the counsel selected by the Purchaser or the relevant Group Company in connection with such Third Party Claim;

(c)                        for any Citi Mark Third Party Claim or any Third Party Claim that the Seller chooses to defend in accordance with this Clause 12.6.4, all costs and expenses in its conduct of such claim shall be borne by the Seller and the Seller shall be entitled to any damages, account of profits and awards of costs recovered; and

(d)                       in respect of all other costs and expenses incurred by the Seller or the Purchaser, the Seller and the Purchaser shall each bear its own costs and expenses.

13                               Purchaser Guarantees

The Purchaser guarantees by way of an independent promise of guarantee (selbständiges Garantieversprechen) pursuant to § 311 of the German Civil Code (BGB) that the statements set forth in Clauses 13.1 to 13.3 (the “Purchaser’s Guarantees”) are true and correct as of the date of this Agreement or as of such other date as is expressly stated in the relevant Purchaser’s Guarantee and as of the Closing Date. The legal consequences in the case of a breach of the Purchaser’s Guarantees shall be governed by §§  249 et seq. of the German Civil Code (BGB).

13.1                     Purchaser’s Capacity

The Purchaser is a duly existing company with limited liability and has the legal right and full power and authority to enter into and perform this Agreement and any other document to be executed by it pursuant to or in connection with this Agreement. The Purchaser has taken or will have taken at Closing all corporate action required by it to authorise it to enter into and perform this Agreement and any other documents to be executed by it pursuant to or in connection with this Agreement.

13.2                     Funds

The Purchaser has sufficient liquid funds or financing commitments in order to meet all payment obligations resulting from or in connection with this Agreement when due.

13.3                     BaFin

The Purchaser has no knowledge of any circumstances regarding itself and its Affiliates pursuant to which BaFin could be reasonably expected to prevent or delay the completion of the transactions contemplated by this Agreement.

13.4                     Limitations

Clauses 12.3.1, 12.3.2, 12.3.4, 12.4.2 and 12.6 shall apply mutatis mutandis with regard to Purchaser’s Guarantees and Purchaser’s indemnity obligations under this Agreement.

14                               Tax Matters

14.1                     Definitions

“Straddle Period” means any period relevant for Tax purposes of each Group Company commencing before the Closing Date but ending after the Closing Date.

“Tax” or “Taxes” mean (i) all taxes and tax-related ancillary obligations (steuerliche Nebenleistungen) within the meaning of § 3 German Tax Code (Abgabenordnung) or any similar provision under applicable foreign law, (ii) any other levies or duties (Abgaben) under German or foreign law, including (but not limited to) customs duties, social security contributions and administrative fines, comprising in each case any related interest, penalty or other accessory charge, (iii) secondary liabilities (Haftungsschulden) relating to taxes or levies mentioned in (i) and (ii) and (iv) amounts payable under the Tax Allocation Arrangement which provides for a reimbursement of taxes or levies mentioned in (i) through (iii).

“Tax Allocation Arrangement” means any agreement between the Group Companies and the Seller or the Seller’s Affiliates relating to group charges (Steuerumlagen) in respect of any tax group for purposes of German corporate income tax or trade tax relating to any periods ending on or before Closing.

“Tax Authorities” means any taxing or other authority competent to impose any liability in respect of Tax or responsible for the administration or collection of Tax or enforcement of any law in relation to Tax.

“Tax Election” means any claim, election, application, surrender or disclaimer, the giving of a notice or consent, or the doing of any other similar thing under the provision of any law relating to Tax, including applications under § 4 para 2 of German Tax Code (Einkommensteuergesetz).

“Tax Returns” means any and all returns, computations, reports and forms (including schedules or attachments thereto) required to be filed with a Tax Authority.

14.2                     Tax Indemnity

14.2.1            The Seller shall pay to the Purchaser the amount which is necessary to hold the Purchaser and each Group Company harmless (i) for any and all due and payable Taxes, which relate to periods or portions thereof ending on or before the Closing Date and (ii) for the avoidance of doubt, for any Taxes on income with respect to the sale and transfer of the Shares and the Silent Partner Interest pursuant to Clauses 2 and 3.

14.2.2            The Seller is under no obligation to indemnify the Purchaser for Taxes to the extent such Taxes:

(i)                                  relate to income that can be offset against Tax loss carry-backs or Tax loss carry-forwards that will be available for past periods until the Closing Date (including as a result of subsequent Tax audits). For the avoidance of doubt, the Seller shall not be liable in respect of any forfeiture of Tax losses, Tax loss carry-forwards or Tax loss carry-backs of the Group Companies that result from the sale of the Shares and the Silent Partner Interest contemplated by this Agreement (for example, as per § 8c German Corporate Income Tax Act (KStG));

(ii)                               arise or are increased as a result of the failure or omission of the Purchaser or any of its Affiliates (or, after Closing, the Group Companies) to make any valid Tax Election after the Closing Date, the making, giving or doing of which was taken into account in computing the provisions for Tax in the Individual Annual Accounts or the Closing Accounts;

(iii)                            are shown or provided for in the Closing Accounts

(a)                        as respective Tax liabilities (Steuerverbindlichkeiten);

(b)                       as respective Tax accruals (Steuerrückstellungen);

(c)                        as part of other accruals (sonstige Rückstellungen) for potential Tax liabilities, if any and to the extent the respective reason for the accruals materialized; or

(d)                       as part of other liabilities arising under any Tax Allocation Arrangement. The Parties agree that all Tax Allocation Arrangements shall cease to be effective after the completion of the Closing Accounts, including with respect to year-end accounts of the Group Companies for the period prior to the Closing Date. In particular, no such Tax Allocation Arrangement shall be applied with respect to any Taxes assessed against the Seller as head of the German income Tax group for the taxable years prior to the Closing, in particular resulting from a Tax audit that is finalised after the preparation and finalisation of the Closing Accounts.  The Seller herewith waives with effect of the Closing Date to take recourse against the Group Companies pursuant to § 426 of the German Civil Code (BGB);

(iv)                           are the result of (a) a reorganisation under the German Reorganization Tax Code (UmwStG) or similar act under foreign law initiated by the Purchaser or any of its Affiliates or the Group Companies after the Closing Date with retroactive effect to a time period starting before the Closing Date or (b) a change of methods of Tax accounting or causing any Group Company to amend any Tax Returns after the Closing Date unless required by law or administrative guidance;

(v)                              can be offset against future Tax reductions (Steuerminderungen) that any of the Group Companies, the Purchaser or Affiliates of the Purchaser are entitled to benefit from and that arise after the Closing Date in respect of circumstances occurring before the Closing Date and giving rise to a claim of the Purchaser under Clause 14.2.1, including from the lengthening of depreciation periods (Phasenverschiebung) (collectively “Tax Benefits”).  The net present value of the Tax Benefit shall be taken into account on the basis of (a) the Tax rates applicable (or expected to be applicable) in the year in which the respective Tax Benefit arises, and (b) an applied discount factor of 6% p.a.; or

(vi)                           can be enforced against a third party as a payment or damage claim and unless the Purchaser has made a good faith offer to assign such claim to the Seller (provided that if such claim is incapable of assignment and the Seller has indemnified the Purchaser in respect of the underlying claim for indemnification, the Purchaser or Group Company shall continue to use commercially reasonable best efforts to obtain recovery of such claim and shall remit to the Seller any amounts recovered up to the amount paid as indemnification by the Seller).

14.2.3            Payments by the Seller to the Purchaser pursuant to this Clause 14.2 shall be made irrespective of whether the assessment is final and binding (bestandskräftige Festsetzung) and shall be due five Business Days before the due date of the respective Tax, however not earlier than five Business Days after the Purchaser or the respective Group Company has informed the Seller of the due date. Upon reasonable request and at the cost of the Seller, the Purchaser undertakes to procure that the respective Group Company applies for a suspension (Aussetzung der Vollziehung) of the payment of Taxes which have not yet been assessed with binding effect.

14.2.4            Any claim under or arising from this Clause 14 shall be time-barred upon the expiration of six months after the ultimate final and binding assessment (endgültige formal und materiell bestandskräftige Steuerfestsetzung) for the respective Tax. §203 of the German Civil Code (BGB) shall not apply.

14.2.5            The Seller’s liability for claims under this Clause 14 shall be limited to a maximum amount corresponding to 100 per cent of the Purchase Price.

14.3                     Tax Refunds

14.3.1            14.3.1              The Purchaser shall be obliged to reimburse the Seller any Tax refunds (Steuererstattungen), including any Tax allowances and Tax Credits (Steuervergütungen, - anrechnungen und —guthaben; collectively “Tax Refunds”) received by way of cash payment, set-off, deduction or otherwise by the Group Companies concerning periods ending on or before the Closing Date, plus interest received, unless such Tax Refund claim is shown or provided for in the Closing Accounts of any such Group Company. A Tax Refund shall also be deemed to have occurred if and to the extent that the amount of any Tax liability (Steuerverbindlichkeit), Tax accrual (Steuerrückstellung) or other accrual (sonstige Rückstellung) for potential Tax liabilities shown in the Closing Accounts is found to be in excess of, or unnecessary in respect of, the matter for which such liability or accrual has been recorded; the deemed Tax Refund shall be reduced by any Taxes triggered upon such release.  Clause 14.2.2(v) shall apply mutatis mutandis with respect to any increase of Taxes at the level of the Group Companies, the Purchaser or Affiliates of the Purchaser to be expected for periods or portions thereof starting after the Closing Date that result from an event triggering the Tax Refund.

14.3.2            Tax Refunds shall be deemed received by a Group Company upon:

(i)                                  the receipt of actual payment from a Tax Authority;

(ii)                               the effectiveness of a declaration of set-off with Tax liabilities owed to a Tax Authority; or

(iii)                            the release of such amount of the relevant Tax liability, Tax accrual or other accrual by which such liability or accrual has been overstated (as set out in the second sentence of Clause 14.3.1).

14.3.3            Payments by the Purchaser to the Seller pursuant to this Clause 14.3 shall be due 15 Business Days after receipt of the relevant Tax Refund or the release of such amount pursuant to Clause 14.3.2.

14.4                     Tax Covenant

14.4.1            The Purchaser shall not take (nor cause or permit the Group Companies or any of its Affiliates to take) any action or omit to take any action after Closing Date which would increase the Seller’s or Seller’s Affiliates’ liability for Taxes in periods ending on or before the Closing Date without the prior written consent of the Seller (such consent not to be unreasonably withheld), provided that the Seller has, prior to Closing, supplied adequate information to the Purchaser regarding relevant applicable holding or blocking periods (Halte- und Behaltefristen) ending after Closing. The Purchaser shall pay to the Seller the amount which is necessary to indemnify the Seller in respect of all Taxes and reasonable expenses properly incurred in respect of such Taxes which arise as a result of reorganisation measures with retrospective effect pursuant to the German Reorganisation Tax Code (UmwStG) initiated by the Purchaser, the Group Companies or any of the Purchaser’s Affiliates after the Closing Date and which relate to periods ending on or prior to the Closing Date and in respect of which the Seller is liable to pay Taxes.

14.4.2            If additional Taxes, which relate to periods ending on or prior to the Closing Date, are assessed at the level of the Seller due to the German income Tax group between the Seller and the Group Companies as a result of a Tax audit conducted and finalised after the Closing Date and if such additional Taxes lead to future Tax reductions (Steuerminderungen) of any of the Group Companies, the Purchaser or Affiliates of the Purchaser in periods after the Closing Date, including from the lengthening of the depreciation periods (Phasenverschiebung) the Purchaser shall pay to the Seller an amount to be calculated in accordance with the principles of the second sentence of Clause 14.2.2(v).

14.4.3            If Tax Refunds which relate to periods or portions thereof ending on or before the Closing Date are received by the Seller due to the German income Tax group between the Seller and the Group Companies as a result of a Tax audit conducted and finalised after the Closing Date and such Tax Refunds lead to an increase of Taxes at the level of the Group Companies, the Purchaser or Affiliates of the Purchaser in periods after the Closing Date, the Seller shall pay to the Purchaser an amount to be calculated in accordance with the principles of the second sentence of Clause 14.2.2(v).

14.4.4            The Purchaser shall procure that the Group Companies do not amend, re-file or otherwise modify any Tax Election or Tax Return relating in whole or in part to a Group Company with respect to any period ending on or prior to the Closing Date without the prior written consent of the Seller unless such modification is required by law or administrative guidance.

14.4.5            The Parties agree to fully cooperate with each other in connection with any Tax matter affecting the Group Companies and relating to periods ending on or before the Closing Date.  The Seller shall be responsible for the preparation of any Tax Return with respect to any taxable period of the Group Companies that ends on or prior to the Closing Date. The Purchaser shall procure that the management of each of the Group Companies effectively assist the Seller in the preparation of the

Tax Returns, in particular by providing to the Seller as soon as reasonably practicable after the Closing Date all information and reasonable access to the books, accounts, personnel, correspondence and documentation of the Group Companies that is relevant for preparing the Tax Returns and shall cause the Group Companies to timely file the Tax Returns prepared by the Seller to the extent such Tax Returns comply with applicable laws. The Purchaser shall be solely responsible for the preparation and timely filing of any Tax Return with respect to any taxable period of the Group Companies that ends after the Closing Date. The Purchaser shall procure that the Seller receives drafts of any Tax Return relating to the Straddle Period which are to be submitted and any reasonable comments of the Seller are incorporated into the Tax Return relating to the Straddle Period. If a time limit applies in relation to the submission of any Tax Returns relating to the Straddle Period, the Purchaser shall ensure that the Seller receives the respective draft Tax Returns no later than 20 Business Days before the expiry of the time limit.

14.4.6            In respect of payments by the Purchaser to the Seller or the Seller to the Purchaser pursuant to this Clause 14.4, Clauses 14.2.3 and 14.3.3 shall apply mutatis mutandis.

14.5                     Indemnity Procedure

14.5.1            The Purchaser shall procure that the Seller is informed without undue delay in writing by the relevant Group Company of any notices in respect of a Tax audit and similar audits of Tax Authorities as well as on the issue of a Tax assessment or a similar measure of Tax Authorities for periods ended on or before Closing. Such Tax audits and similar audits of Tax Authorities are hereinafter referred to as “Tax Audits”; such Tax assessments and such measures of Tax Authorities are hereinafter referred to as “Tax Measures”.

14.5.2            The Seller and/or one or several representatives of the Seller bound to secrecy by professional code shall, to the extent legally permissible, be entitled to participate (at the Seller’s cost) in Tax Audits including final meetings and/or proceedings in respect of Tax Measures and to prepare written statements on Tax issues raised by the Tax Authorities in Tax Audits. The Purchaser shall procure that the relevant Group Company arrange for the submission of these written statements to the Tax Authority conducting the Tax Audit in a timely manner. The Seller shall be responsible for the content of any oral or written statement it provides for distribution to the Tax Authority. The Purchaser shall procure that the Seller is informed of the ongoing process of the Tax Audits and/or Tax Measures and that the Seller and/or one or several representatives of the Seller bound to secrecy by professional code shall be given the opportunity to discuss all measures of the relevant Group Company in connection with the Tax Audits and/or Tax Measures with that Group Company. Any acknowledgement or settlement during or at the end of a Tax Audit or Tax Measure shall require the prior written consent of the Seller which may not unreasonably be withheld.

14.5.3            Upon reasonable request of the Seller, the Purchaser shall procure that the respective Group Company shall, in accordance with the Seller’s instructions, file, withdraw or amend legal remedies in respect of Tax assessments which have been amended due to Tax Audits or in respect of Tax Measures. The Seller shall be responsible for the content of any such filing, withdrawal or amendment. The Purchaser shall provide, or procure that the Group Companies provide, all documentation and information reasonably requested by the Seller as soon as reasonably practicable after the receipt of such request.

14.5.4            The Seller shall bear all costs reasonably incurred by the respective Group Company and the Purchaser in connection with the filing, withdrawal or amendments of legal remedies upon the Seller’s instructions.

14.5.5            Clauses 12.6.3, 12.6.4(i) and 12.6.4 (iii) shall apply mutatis mutandis. For the avoidance of doubt, except as expressly provided for under this Clause 14, the provisions under Clause 12 shall not apply with regard to Clause 14.

14.5.6            The Seller shall not be liable under or in connection with the Tax indemnity pursuant to Clause 14.2 to the extent the Purchaser does not fully comply with its obligations under Clauses 14.5.1 to 14.5.4 and such non-compliance has caused the relevant Tax.

15                               Period after Closing

15.1                     Certain Services

The Purchaser acknowledges that the Group Companies currently receive from the Seller and its Affiliates certain administrative and corporate services and benefits of a type generally provided to other businesses and subsidiaries of the Seller (“Support Services”). The Seller and the Purchaser acknowledge that, except as provided in the Transitional Services Agreement, Support Services shall cease at Closing, and all agreements and arrangements in respect thereof shall terminate as of the Closing Date, with no further obligation of any party thereto.

15.2                     Use of Certain Marks

15.2.1            As soon as reasonably practicable and in any event within two months following the Closing Date, the Purchaser shall cause the Group Companies (and any of their respective branch offices and representative offices) to change their names, and cause their articles of association (or equivalent organisational document or license), as applicable, to be amended, to remove any reference to “Citi”, “Citibank”, “Citigroup” or “Citicorp”, or to any other name or trademark owned by the Seller or any of its Affiliates as may be notified by the Seller to the Purchaser on or prior to the Closing Date.

15.2.2            Following Closing, the Purchaser shall use commercially reasonable best endeavours to cause the Group Companies within a period of 9 months following the Closing Date to cease, but shall cause the Group Companies in no event later than 12 months following the Closing Date to cease, to (a) make any use of any names or trademarks that include the terms (i) “Citi”, “Citibank”, “Citigroup” or “Citicorp”, or any other names or trademarks owned by the Seller or any of its Affiliates as may be notified by the Seller to the Purchaser on or prior to the Closing Date, or (ii) any names or trademarks containing or comprising the foregoing or any names or trademarks confusingly similar thereto or dilutive thereof (collectively, the “Citi Marks”), and (b) hold themselves out as having any current affiliation with the Seller or any of its Affiliates. In furtherance thereof, as soon as practicable but in no event later than 12 months following the Closing Date, the Purchaser shall cause each of the Group Companies to remove or otherwise obliterate all Citi Marks from all assets and other materials owned or used by the Group Companies, including, without limitation, any buildings, vehicles, business cards, schedules, stationery, packaging materials, displays, signs, promotional materials, manuals, forms, websites, email and other materials and systems. The Purchaser shall not, and shall procure that no Group Companies shall, apply for or obtain registration of any Citi Marks or any distinctive elements of them as a trademark or domain name or permit, assist or encourage any third party (other than the Seller or any of its Affiliates) to do so.

15.2.3            Any use by the Group Companies of any of the Citi Marks as permitted in this Clause 15.2 is subject to their compliance with the same standards and specifications relating to the products and services commercialized, prior to the Closing Date, under or in connection with the Citi Marks and/or the manner in which the Citi Marks are used on or in connection with such products and services, in each case, observed by the Group Companies as of the Closing Date (the “Standards of Quality”).

15.2.4            The Seller and the Purchaser, shall, and shall cause their respective Affiliates (including the Group Companies) to, cooperate to ensure a smooth transition between the Citi Marks and the trademarks that will replace the Citi Marks.

15.2.5            The Purchaser shall procure that the Group Companies do not make any use of the Citi Marks on any ATM, credit and other payment cards issued pursuant to the batch issue of EMV-compliant cards anticipated to occur in September 2009 (the “EMV First Batch Issue Date”) or on any such cards issued thereafter.

15.2.6            Subject to Clause 15.2.5 above, but as an express exception to the time period set forth in Clause 15.2.2, the Group Companies shall be entitled to make run-off use in respect of all ATM, credit and other payment cards that have been issued to customers by the Group Companies either prior to, or after, the Closing Date applying any Citi Marks, until 31 December 2010, or such later date as the final batch issue of EMV-compliant cards, which is anticipated to take place on or before such date, actually takes place (“EMV Final Batch Issue Date”), at which time all such cards shall be re-issued and the replacement cards shall not apply any Citi Marks.

15.2.7            In the event that, having used its commercially reasonable best endeavours to satisfy its obligations under Clause 15.2.2, the Purchaser reasonably determines that the 12-month period provided for in Clause 15.2.2 is insufficient for the Group Companies to cease all use of the Citi Marks (except as provided pursuant to Clause 15.2.6), on receipt by the Seller of a notice from the Purchaser no later than 2 months prior to the expiry of the 12-month period, the Parties shall enter into a written trademark license agreement, negotiated in good faith, that shall govern the use by the Group Companies of the Citi Marks upon the expiry of the 12-month period. To the extent that the Group Companies make any use of the Citi Marks on any ATM, credit and other payment cards after the earlier of the EMV First Batch Issue Date and the expiry of the 12-month period, i.e. in a run-off capacity only as contemplated under Clause 15.2.6 (use in any other capacity requiring a separate trademark license agreement), such use shall be monitored and controlled by the Steering Committee in accordance with the Transitional Services Agreement.

15.2.8            The Group Companies may continue to use the Citi Marks after Closing pursuant to this Clause 15.2 in the following manner:

(i)                                  only to the extent that the relevant Group Company makes use of the relevant Citi Mark immediately prior to the Closing Date. For the avoidance of doubt, the Group Companies shall have no right to use the red “Umbrella” logo or any other trademarks incorporating the red “Umbrella” logo, in respect of which all rights were transferred from the Seller and its Affiliates to St. Paul Travelers Companies, Inc. (now The Travelers Companies, Inc.) on or around 12 February 2007, and the Seller represents and warrants to the Purchaser, to the best of the Seller’s Knowledge, that no Group Company makes use of the red “Umbrella” logo as of the Closing Date; and

(ii)                               only on or in connection with products and services sold or otherwise commercialized prior to the Closing Date by the Group Companies under or in connection with the Citi Marks in the conduct of the Business and that comply with the Standards of Quality. No Group Company shall be entitled to make any use of any of the Citi Marks (i) not made by the Group Companies at the Closing Date, or (ii) on any materials in a substantially different manner to which those marks were used or applied to such materials immediately prior to the Closing Date, in each case, without the prior written consent of the Seller (such consent not to be unreasonably withheld).

15.2.9            For the sole purpose of determining compliance with the Standards of Quality, the Seller or its authorized representatives shall, on reasonable notice to the Group Companies, have the right, up to twice per year (and otherwise if the Seller has a reasonable belief, which shall be explained in writing to the Purchaser, that the Group Companies’ use of the Citi Marks is not in conformance with the Standards of Quality or other requirements of this Clause 15.2), to:

(i)                                  visit the offices and facilities of the Group Companies where products and services and promotional materials using the Citi Marks are promoted, sold, offered, distributed, rendered or serviced in order to conduct a reasonable inspection and examination of such offices and facilities; and

(ii)                               request representative samples of all products and materials to which the Citi Marks are applied and representative samples showing all other uses of the Citi Marks by the Group Companies and the Purchaser shall cause each Group Company to furnish such samples to the Seller within 30 days of receipt of the request from the Seller.

15.2.10     If Seller does not approve any new materials pursuant to Clause 15.2.8(ii) or representative samples provided to it by any of the Group Companies pursuant to Clause 15.2.9, it shall, as soon as reasonably practicable, give written notice of such rejection to the relevant Group Company, together with an explanation of the Seller’s reasons for such determination. The relevant Group Company shall not distribute or shall immediately cease distribution of the materials objected to by the Seller under or by reference to the Citi Marks and shall not recommence distribution of such materials under or by reference to the Citi Marks unless or until the Seller confirms in writing that it may do so.

15.2.11      After the Closing Date, all consumer-facing websites connected to domain names incorporating a Citi Mark, and all consumer communications and business stationery applying the Citi Mark that are distributed, shall be marked with the following notice (in English, or a direct translation thereof in German):

“[Relevant Group Company] was purchased by [Purchaser] in [month and year] and CITI, CITI and Arc design, CITIBANK and CITIBANK and Arc design are licensed pursuant to a license agreement with Citigroup Inc.”

15.2.12     All goodwill resulting from the use by the Group Companies of any of the Citi Marks pursuant to this Clause 15.2 shall inure to the benefit of the Seller. The Purchaser shall, and shall cause the Group Companies to, execute such documents as the Seller may reasonably require in order for the Seller or its Affiliates to obtain the full benefit of such goodwill.

15.2.13     As an exception to the foregoing:

(i)                                  the Group Companies shall be authorized to continue to use the Citi Marks in connection with the sponsorship and co-branding agreements listed in Schedule 15.2.13(i) in force at Closing and on the cards issued (prior to Closing or the expiry of the period 12-months following the Closing Date) pursuant to the merchant agreements entered into by any Group Company prior to Closing listed in Schedule 15.2.13(i) until the earlier of the expiration of such agreements or cards and a period not exceeding 12 months, or, in the case of cards issued prior to the expiry of the period 12-months from the Closing Date, the EMV Final Batch Issue Date, after which period (as relevant), the Purchaser shall use its, and shall cause the Group Companies to use their, commercially reasonable best endeavours to cause the third parties that are parties to such agreements (“Third Party Users”) to cease use of the Citi Marks (and to the extent that the sponsorship and co-branding agreements or merchant agreements continue, adopt a replacement mark). For the avoidance of doubt, the Purchaser shall cause the Group Companies to exercise their commercially reasonable best endeavours to cause the Third Party Users to (a) make no use of any of the Citi Marks (i) not made by the Third Party Users at the Closing Date, or (ii) on any materials in a substantially different manner to which those marks were used or applied to such materials immediately prior to the Closing Date, in each case, without the prior written consent of the Seller (such consent not to be unreasonably withheld); and (b) grant the Seller the rights of inspection provided for in Clause 15.2.9;

(ii)                               for a period not exceeding 12 months from the Closing Date, the Group Companies may use the statement “formerly offered by [Group Company name prior to Closing]” or “formerly offered as [name of product offered prior to Closing] by [Group Company name prior to Closing]” or “formerly known as [name of Group Company prior to Closing]” when referring to products and services sold prior to Closing to refer to the fact that they were formerly part of the Citibank Group and that products or services were previously offered under Citi Marks; and

(iii)                            for a period not exceeding 12 months from the Closing Date, the Group Companies may use the Citi Marks in references to domain names for the purposes of re-directing customers to the new websites operated by the

Group Companies under domain names that do not incorporate any Citi Marks.

15.2.14     With respect to any agreements in existence on the date hereof pursuant to which any Group Company, or Citigroup or any of its Affiliates, has granted to any third party the right to use any Citi Mark and where any Group Company has a business relationship with such third party related to such grant of rights (including notably the trademark license agreement granted by Citibank, N.A. to Haftpflichtverband der deutschen Industrie Versicherungesverein auf Gegenseitigkeit on March 24, 1998, as amended) (the “Brand Agreements”), the Seller shall indemnify and hold harmless the Group Companies for the amount claimed under any actual claim by any such third party against any Group Company based on the fact that the Group Company is no longer permitted to grant such right in view of the restrictions set forth in this Clause 15.2, including any costs and expenses relating to or arising from the Group Company’s defence of such claim. Between the date of this Agreement and the Closing, at the request of the Purchaser, the Seller shall cause the Group Companies to cooperate with the Purchaser to approach any third parties that are parties to any Brand Agreement with a view to replacing the Citi Marks with the Purchaser’s substitute brand. The Purchaser shall use its, and shall cause the Group Companies to use their, commercially reasonable best endeavours, with the cooperation of the Seller and its Affiliates, to cause the third parties that are parties to such Brand Agreements to cease use of the Citi Marks in accordance with the restrictions in this Clause 15.2.  Without prejudice to the obligations of the Purchaser to cause the Group Companies to exercise their commercially reasonable best endeavours to cause the third parties that are parties to any Brand Agreement to cease use of the Citi Marks, the Purchaser and the Group Companies shall not be liable to the Seller for failing to ensure that such third parties cease use of any of the Citi Marks.

15.2.15     The Purchaser shall, and shall cause the Group Companies, not to use the Citi Marks in a manner that reflects negatively on such name and marks or on the Seller or any of its Affiliates. The Purchaser shall cause the Group Companies to indemnify the Seller and any of its Affiliates for any losses, damages, costs and expenses relating to or arising from the use by the Group Companies or any of their respective Affiliates of the Citi Marks in accordance with or in breach of the provisions of this Clause 15.2.

15.2.16     The Seller and the Purchaser shall cooperate to cause the Group Companies to transfer to the Seller, or to an Affiliate of the Seller (nominated by the Seller), the domain names listed in Schedule 15.2.16 and any other domain names registered in the name of Group Companies incorporating any Citi Mark or part of a Citi Mark by the Closing Date or such later date as may be agreed between the Parties.

15.2.17     The Purchaser shall cause Citibank Privatkunden (a) to withdraw and cancel German trademark registration no 30708824 FREE CASH & Device no later than the date which is 12 month after the Closing Date; and (b) not to assign such trademark until such time as it cancels the registration pursuant to this Clause 15.2.17.

15.2.18     If, at any time, the Seller reasonably determines a Group Company to be in material breach of the Standards of Quality, the Seller shall notify the relevant Group Company in writing of the material breach, specifying how that Group

Company’s use of the Citi Marks fails to comply with the Standards of Quality (“Initial Notice”). The Group Company shall have 60 days from receipt of the Initial Notice to cure its material breach and comply with the Standards of Quality (“Cure Period”). The Seller shall, and the Purchaser shall cause the relevant Group Company to, cooperate from the date of the Initial Notice in good faith to agree a plan that sets out steps for the Group Company to take corrective action to cure its material breach and comply with the Standards of Quality within the Cure Period, or such longer period as may be agreed between the Seller and the relevant Group Company (“Cure Plan”). The Purchaser shall cause such Group Company to take all necessary steps to bring the relevant Group Company’s use of the Citi Marks into conformance with the Standards of Quality within the Cure Period. If the relevant Group Company fails to cure any such material breach in accordance with the Cure Plan (or otherwise) within the Cure Period or such longer period agreed, the Seller shall notify the Group Company in writing of its continued breach, specifying how the Group Company’s use of the Citi Marks fails to comply with the Standards of Quality and/or how the Group Company has failed to satisfy the agreed plan. If, within 30 days of receipt of such notice from the Seller, the Group Company has not cured its material breach in accordance with the Cure Plan, that Group Company’s right to use the Citi Marks in respect of the goods, services or materials that fail materially to meet the Standards of Quality shall cease, and the Purchaser shall procure that the Group Company promptly cease, to make use of the Citi Mark in respect of the relevant goods, services or materials that fail materially to meet the Standards of Quality.

15.3                     Information and Documents

From and after the Closing Date, the Seller and its representatives and advisors that are bound to secrecy by professional code of conduct or by contractual undertaking in favour of the relevant Group Company shall have reasonable access at the Seller’s expense to the books and records of the Group with respect to periods prior to the Closing Date to the extent that such access may reasonably be required by the Seller in connection with matters relating to the operations of the Group Companies prior to Closing. The Purchaser shall afford such access upon receipt of reasonable advance notice and during normal business hours. The Purchaser and the Group Companies shall retain such books and records until up to the tenth anniversary of the Closing Date, upon reasonable request of the Seller. With regard to the fact that the tax position of the Seller might be decisive in order to calculate certain Tax claims under this Agreement, the Seller shall provide all reasonably necessary information upon the reasonable written request of the Purchaser in order to calculate these claims, in particular with respect to the calculation of ‘additional taxes’ in the meaning of this Agreement.

15.4                     Competition Restriction and Non-Solicitation

15.4.1            Restricted Activities: The Seller shall not, and shall procure that none of Citigroup or any of Citigroup’s Affiliates shall, (i) undertake any Seller Restricted Activities, including any active selling efforts in the Region, or directed at customers resident in the Region, with respect to any Seller Restricted Activities, during the Restricted Period, or (ii) use the Group Companies’ customer lists to solicit customers or otherwise.

“Restricted Period” shall mean (i) with respect to items (i) through (iv) of the Seller Restricted Activities, a period of three years following the Closing Date, (ii) with respect to item (vii) of the Seller Restricted Activities, a period of two years following the Closing Date and (iii) with respect to items (v) and (vi) of the Seller Restricted Activities, from the Closing Date until June 30, 2011.

“Seller Restricted Activities” shall mean (i) establishing or operating a Branch-based, licensed retail bank within the Region; (ii) offering to retail customers resident in the Region (whether out of Branches, by way of direct mail, on-line or through mobile sales forces or otherwise), insurance products that are similar to those offered by the Group Companies as of the date hereof, except where such insurance products (a) are attached to products or services whose provision would not otherwise constitute a Seller Restricted Activity or (b) where such retail customers are accessed through companies or state entities that are institutional clients of Citigroup or any of Citigroup’s Affiliates (where such access is as a result of the retail customer being an employee of, or having other relationships with, such institutional client, provided that (unless confined to payment arrangements with no extension of credit) the relationship is not solely a customer relationship) (such customers, “GTS Clients”); (iii) providing to retail customers resident in the Region (whether out of Branches, by way of direct mail, on-line or through mobile sales forces or otherwise), consumer lending products or services, other than (a) to GTS Clients, provided that, for the avoidance of doubt, consumer lending  conducted in a manner and within the business model adopted by the Business prior to Closing shall constitute a Seller Restricted Activity or (b) to the extent such lending is attached to those products and services not restricted under item (iv) below; (iv) target any private banking and wealth management products and services to clients resident in the Region having less than US$10 million of net worth or entering into relationships with clients resident in the Region having less than US$4 million of net worth (other than, in each event, clients that are booked at a booking centre of Citigroup or any of Citigroup’s Affiliates outside of the Region, without contact being made with such clients out of Branches or other permanent offices or by direct marketing mail through mobile sales forces or via a German-language website in the Region); (v) issuing or servicing cards, cards products and card payment products held by retail customers (and not, for purposes of clarification, by GTS Clients) (the “Card Activities”) within the Region, other than the Diner’s card issuing and merchant acquiring business; (vi) other than pursuant to any co-branding agreement entered into prior to the date hereof or any co-branding agreement with an institutional client of Citigroup or any of Citigroup’s Affiliates with respect to GTS Clients to be accessed through such client, undertaking co-branding card operations with third parties where such operations are confined to the Region or, on a multinational basis, where such third party does not generate more than 30 per cent. of its annual consolidated revenues within the countries covered by the agreement from activities in the Region, provided that for the purpose of this item (vi) references to the “co-branding agreement” shall be taken to refer to all related arrangements of which that agreement forms a part; and (vii) targeting any small or medium sized enterprise (“SME”) banking products or services, pursuant to a coherent, targeted multi-product strategy, to any SME established or with its principal office in the Region and which generates annual gross consolidated revenues of less than €200 million or providing any banking products or services to any SME established or with its principal office in the Region and which generates annual gross consolidated revenues of less than €50 million (other than (a) subsidiaries or other affiliated entities of corporate groups with aggregate annual gross revenues exceeding €200 million, (b) corporate entities affiliated to the public sector, (c) qualified financial institutions and (d) payment aggregators with annual payment flows exceeding €50 million; provided that the provision of ancillary products or services to companies or state entities that are institutional clients of Citigroup or any of Citigroup’s Affiliates shall not constitute a Seller Restricted Activity.

15.4.2            Corporate and Investment Banking Exceptions: Without in any way implying that such activities would otherwise have been restricted thereby, nothing in items (ii) through (vii) of the definition of Seller Restricted Activities shall prevent or restrict the Seller, Citigroup or any of Citigroup’s Affiliates from establishing, conducting or engaging in any of the following: (i) proprietary and third-party portfolio investment, asset management, cash and liquidity management (other than where such services are provided to  retail customers other than GTS Clients, or are otherwise restricted by item (vii) of the Seller Restricted Activities), treasury and trade services, principal investing and fund and fund services activities; (ii) issuing, offering, trading or underwriting all wholesale financial or structured products, and retail products distributed, either through third party intermediaries, or through on-line distributions by Citigroup or any of Citigroup’s Affiliates, including, by way of example, any derivatives, structured investments or warrants, equity or fixed income products, commodities or securities trading or underwriting, securities services and brokerage and clearing activities), whether or not marketed under the name of “Citi” or “Citibank” or any derivation thereof; (iii) all other wholesale businesses, including, by way of example, advisory, investment banking, capital markets, corporate brokerage and (except to the extent restricted by item (vii) of Seller Restricted Activities) commercial banking and venture capital activities; (iv) entering into arrangements with a view to providing any services and/or products (including white labelling, outsourcings, back office and other technology-based solutions) (a) to banks (including retail banks, postal or giro banks), other companies (except as otherwise restricted by items (vi) or (vii) of the Seller Restricted Activities) or state entities that operate in the Region or (b) via or in cooperation with any such bank, company (save as otherwise restricted by items (v), (vi) or (vii) of the Seller Restricted Activities) or state entity, provided, in each case, that such services or products (1) are distributed through that other party’s distribution network and (2) are not (A) provided to retail customers in the Region and (B) marketed primarily under any Citi Mark; (v) insurance operations (except to the extent restricted by items (i) or (ii) of the Seller Restricted Activities); or (vi) real estate activities (except to the extent restricted by items (i) or (iii) of the Seller Restricted Activities).

15.4.3            Non-Resident Indians Exceptions: Nothing in items (ii), (iii) or (v) of the definition of Seller Restricted Activities shall prevent or restrict Citigroup or any of Citigroup’s Affiliates from offering or providing products or services to Non-Resident Indians to persons of Indian origin, excluding Pakistani or Bangladeshi citizens (“Non-Resident Indians”).

15.4.4            Subject to the prohibition on using any of the Citi Marks in connection with the Seller Restricted Activities on or before June 30, 2011, nothing in Clause 15.4.1(i) shall prevent or restrict the Seller, Citigroup or any of Citigroup’s Affiliates from acquiring a controlling or non-controlling interest in, and/or operating the business or all or part of the assets and/or liabilities of, any entity (the “Target Business”); provided that in the event the gross revenues (based on the average of the three most recently completed fiscal years of the Target Business prior to the execution of definitive documentation related to the acquisition) derived by the Target Business from the Seller Restricted Activities represent more than 30 per cent. of the total gross revenues of the entirety of the Target Business so acquired, the Seller, Citigroup or any of Citigroup’s Affiliates, as applicable, sells or transfers within one year of such acquisition that portion of the Target Business whose continued operation would, absent this Clause 15.4.4, otherwise have been precluded by Clause 15.4.1(i).

15.4.5            On or before June 30, 2011, the Seller shall not, and shall procure that none of Citigroup or any of Citigroup’s Affiliates shall, directly or indirectly, except with respect to any persons listed in item (vii) of Schedule 13, (i) solicit for employment employees of the Group Companies or (ii) solicit for employment or hire any Senior Employees. Notwithstanding the foregoing, “solicit for employment” shall not include interviewing or offering employment to: (a) persons who respond to a general solicitation or advertisement that is not specifically directed only to employees of the Group Companies, or (b) persons who are referred to the Seller, Citigroup or any of Citigroup’s Affiliates by search firms, employment agencies or other similar entities, provided that such entities have not been requested by the Seller, Citigroup or any of Citigroup’s Affiliates to solicit the employees of the Group Companies; and provided further that the Seller, Citigroup or any of Citigroup’s Affiliates shall, upon becoming aware of any contact with a Senior Employee pursuant to the foregoing means, promptly cease their solicitation efforts and instruct any search firm, employment agency or other similar entity that solicits the employees of the Group Companies or any Senior Employees to cease any such solicitation and shall refrain from interviewing or offering employment to any such Senior Employee.

15.4.6            Provided at all times that the Group Companies’ customer lists are not used to solicit customers, nothing in this Clause 15.4 shall apply to any Affiliate of Citigroup (a “Portfolio Company”) that is held as part of ordinary course merchant banking, acquisition or investment activities by an investment vehicle or fund in which any of Citigroup’s Affiliates (including Citi Venture Capital International, Citi Private Equity or Citi Alternative Investments) is a financial (i.e. non-strategic) investor, investment adviser or manager or for which any of Citigroup’s Affiliates acts in any fiduciary capacity, or as part of ordinary course asset management activities of any pension or other benefit plan of the Seller, Citigroup or Citigroup’s Affiliates, provided that the Portfolio Company does not undertake Seller Restricted Activities under any Citi Mark.

15.5                     Release of Securities

15.5.1            The Purchaser shall, with the cooperation and assistance of the Seller, use commercially reasonable best endeavours to procure by Closing, or, to the extent not done by Closing, promptly thereafter, the release of the Seller and of any Seller’s Affiliate from the securities, guarantees and indemnities given by or binding upon the Seller or the Seller’s Affiliate in respect of any liability of the Group Companies as listed in Schedule 15.5.1 or as otherwise notified to the Purchaser by the Seller (the “Seller’s Securities”), and shall for this purpose use commercially reasonable best endeavours to replace the Seller’s Securities as from the Closing Date. In the event such release is not obtained as from the Closing Date, the Purchaser shall indemnify the Seller and the Seller’s Affiliate against all amounts payable pursuant to any of the Seller’s Securities in respect of such liability of the Group Companies.

15.5.2            The Seller shall use commercially reasonable best endeavours to procure, by Closing or, to the extent not done by Closing, promptly thereafter, the release of each Group Company from the securities, guarantees or indemnities given by or binding upon the Group Company in respect of any liability of the Seller or any Seller’s Affiliate as listed in Schedule 15.5.2 or as otherwise notified to the Seller by the Purchaser (the “Group Companies’ Securities”). In the event such release is not obtained as from the Closing Date, or promptly thereafter, the Seller shall indemnify the Group Companies against all amounts payable pursuant to any of the Group Companies’ Securities in respect of such liability of the Seller or the Seller’s Affiliate.

15.6                     Protection of Employees

The Purchaser intends to continue the Business with regard to current employees of the Group Companies as carried out prior to Closing and the Purchaser does not intend to implement any (i) relocation of operational units of the Group Companies or parts thereof, (ii) sale of operations of the Group Companies to third parties or (iii) issuance of dismissals of employees of the Group Companies for operational reasons (betriebsbedingte Kündigungen), during the 18 months following Closing unless required otherwise by substantial deterioration of the Business.

15.7                     Squeeze-Out Claim

15.7.1            Subject to Clauses 12.3.3 and 12.3.5, the Seller shall indemnify and hold the Purchaser harmless, also for the benefit of Citicorp Deutschland according to Sec. 328 para 1 German Civil Code (BGB), from any liability arising out of or in connection with the Squeeze-Out Claim.

15.7.2            The defence and settlement of the Squeeze-Out Claim shall be the exclusive right of the Seller and its Affiliates, provided that (i) the defence of the Squeeze-Out Claim shall be conducted with due regard for the corporate and commercial interests of Purchaser, its Affiliates and the Group Companies, (ii) the Seller shall keep the Purchaser fully informed of the progress of the Squeeze-Out Claim and its defence and (iii) the Seller shall not compromise, dispose of, settle or defend the Squeeze-Out Claim without the prior written consent of the Purchaser (such consent not to be unreasonably withheld or delayed).

16                               Public Announcements; Notices to Customers and Confidentiality

16.1                     Announcements

No press or similar announcement in connection with the existence or the subject matter of this Agreement shall be made or issued by or on behalf of the Seller, the Purchaser, any of their Affiliates or any Group Company without the prior approval of the Purchaser or the Seller, as the case may be. This shall not affect any announcement required by law or any regulatory body or the rules of any recognised stock exchange on which the shares of either Party are listed but the Party with an obligation to make an announcement (or the Party whose Affiliate is under such obligation) shall consult with the other Party as to the requirement for and content of such an announcement as soon as reasonably practicable before complying with such an obligation.

16.2                     Discharge of Members of Corporate Bodies

To the extent that members of corporate bodies of the Group Companies, who will resign from office with effect from Closing as set out in Clause 9.2.1, have not been granted full discharge (Entlastung) prior to Closing for the period up to Closing, the Purchaser undertakes by way of an agreement for the benefit of third parties (Vertrag zugunsten Dritter) and to the extent legally permissible, to procure that (i) on the Closing Date or without undue delay (unverzüglich) thereafter all resolutions are passed and all declarations are made which are required to grant full discharge (Entlastung) to the relevant members for the period up to Closing and (ii) neither the Shares nor the shares in any of the Subsidiaries are resold and/or transferred prior to the Purchaser having fully complied with the obligations pursuant to (i). The right of the Seller and the Group Companies to procure such discharge prior to Closing shall remain unaffected.

16.3                     Confidentiality

16.3.1            The confidentiality agreement between the Seller and the Purchaser dated May 16, 2008 (the “Confidentiality Agreement”) shall continue in full force and effect from the date of this Agreement and shall terminate as at the Closing Date.

16.3.2            After Closing, (i) the Seller shall, and shall procure that its Affiliates and advisors shall, keep confidential and not disclose to any third party any information that is sensitive from a commercial point of view or otherwise about the Group Companies or their businesses and assets and (ii) the Purchaser shall, and shall procure that its Affiliates and advisors shall, keep confidential and not disclose to any third party any information that is sensitive from a commercial point of view or otherwise about the Seller, Citigroup or Citigroup’s Affiliates or their businesses and assets.

16.3.3            Clause 16.3.2 shall not prohibit disclosure or use of any information if and to the extent:

(i)                                  the disclosure or use is required by law or any recognised stock exchange on which the shares of the Parties or their Affiliates are listed, or is required or requested by any regulatory body;

(ii)                               the disclosure or use is required to vest the full benefit of this Agreement in the Parties;

(iii)                            the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement or the disclosure is made to a Tax Authority in connection with the Tax affairs of the disclosing Party;

(iv)                           the disclosure is made to professional advisors of the disclosing Party on a need to know basis and on terms that such professional advisors undertake to comply with the provisions of Clause 16.3.2 in respect of such information as if they were a party to this Agreement;

(v)                              the other Party has given prior written approval to the disclosure or use;

(vi)                           the information that come into the public domain or has been received from an independent source without breach of this confidentiality obligation by the disclosing Party or its Affiliates or advisors; or

(vii)                        the information is independently developed by the disclosing Party after Closing,

provided that prior to disclosure or use of any information pursuant to Clause 16.3.3(ii) or (iii), the disclosing Party shall promptly notify the other Party of such requirement with a view to providing the other Party with the opportunity to contest such disclosure or use or otherwise to agree the timing and content of such disclosure or use.

17                               Citigroup Options

The Seller will fulfil or procure the fulfilment of any and all obligations arising from any stock or stock options granted before Closing pursuant to the Employee Participation Schemes, toward current or past employees, managing directors and board members of the Group Companies, irrespective of whether the Seller or its Affiliates will have recourse to, or receive compensation from, the relevant Group Companies pursuant to the arrangements in place before the signing of this Agreement, and will indemnify the Purchaser or upon request of the Purchaser the respective Group Company from any Loss to the respective Group Company arising from breach of these obligations, regardless of whether such breach has occurred before Closing or will occur after Closing.

18                               Guarantor’s Guarantee

The Guarantor hereby irrevocably guarantees to the Seller the due and punctual performance of all obligations under this Agreement by the Purchaser.

19                               Miscellaneous Provisions

19.1                     Interest and Account Details

19.1.1            To the extent any payment claims which are due for payment (fällig) under this Agreement are not paid on the due date, interest shall be payable on the outstanding amounts at the rate of 8 per cent. (from and including the due date up to and including the date of actual payment). The interest shall be paid together with the outstanding amount to which it relates.

19.1.2            All payments to be made under this Agreement shall be made:

(i)                                  if to the Seller, to such bank account as is notified by the Seller to the Purchaser not later than five Business Days prior to the relevant payment.

(ii)                               if to the Purchaser, to the following bank account or to any account notified by the Purchaser to the Seller not later than five Business Days prior to the respective payment:

Account owner:	CM Akquisitions GmbH
Bank:	Crédit Mutuel Niederlassung Deutschland
Bank code:	524 300 00
SORT/ABA/SWIFT (BIC):	CMCI DE F1
Account Name:	CM Akquisitions GmbH
Account Number:	8093010018
IBAN:	DE43524300008093010018

19.2                     Costs

Each Party shall bear all costs incurred by it in connection with the preparation, negotiation and execution of this Agreement and the sale of the Shares, the Silent Partner Interest and the Closing Internal Financial Payables. The notarial fees and all registration, stamp and transfer taxes (including real estate transfer tax) and duties, as well as all fees of merger control, financial supervisory or other public authorities, that are payable as a result of the transactions contemplated by this Agreement (other than the Preliminary Reorganisations) shall be borne by the Purchaser. All notarial fees and all registration, stamp and transfer taxes (including real estate transfer tax) and duties, all fees of financial supervisory or other public authorities and all advisors’ fees relating to the Preliminary Reorganisations shall be borne by the Seller and the relevant Affiliates of Seller and not by any of the Group Companies.

19.3                     Notices to the Parties

19.3.1            Any notice or other communication in connection with this Agreement (each, a “Notice”) shall be:

(i)                                  in the English language; and

(ii)                               in writing delivered by hand, registered post or by courier using an internationally recognised courier company or by fax.

19.3.2            A Notice to the Seller shall be sent to the following address, or such other person or address as the Seller may notify to the Purchaser from time to time:

Andrew M. Felner

Deputy General Counsel

Citigroup Inc.

399 Park Avenue - 3rd Floor

New York, NY  10022

Facsimile:  +1 212 559-7057

Bradley J. Gans

Deputy General Counsel

Citigroup Inc.

33 Canada Square

Canary Wharf

Citigroup Centre 1

London  E14 5LB

United Kingdom

Facsimile:  +44 20 7986-2908

with a courtesy copy to:

Linklaters LLP

Peter Erbacher

Mainzer Landstraße 16
60325 Frankfurt am Main
Germany

Facsimile: +49 69 71003 333

19.3.3            A Notice to the Purchaser or Guarantor shall be sent to the following address, or such other person or address as the Purchaser or Guarantor may notify to the Seller from time to time:

Christian Klein

Credit Mutuel - CIC

6, avenue de Provence

75009 Paris

France

Facsimile:  +33 (0)1 45 96 79 19

with a courtesy copy to:

Bredin Prat

Benjamin Kanovitch / Kate Romain

130, rue du Fbg Saint-Honoré

75008 Paris

France

Facsimile: +33 1 58 56 23 06

and

Gleiss Lutz

Prof. Dr. Gerhard Wegen

Maybachstrasse 6

70469 Stuttgart

Germany

Facsimile: +49 711 85 50 96

19.3.4            A Notice shall be effective upon receipt and the opportunity to obtain knowledge of contents (Zugang) and shall be deemed to have occurred:

(i)                                  at delivery, if delivered by hand, registered post or courier; or

(ii)                               at transmission, if delivered by facsimile, provided that the person sending the facsimile shall have received a transmission receipt confirming a successful transmission thereof.

19.4                     Agents, Brokers, and Finders

Each party is solely responsible for its obligations towards agents, brokers or finders under contracts entered into by such party as a result of transactions contemplated by this Agreement. Except as set forth in Schedule 19.4, each Party represents that it has not concluded and is not liable under such a contract and Seller further represents that none of the Group Companies has concluded or is liable under such a contract.

19.5                     Disputes

19.5.1            Except for disputes relating to the Closing Accounts and the finalisation of the Allocation Schedule (which shall be governed exclusively by Clause 10 and 5.2.3, respectively), and any matter falling within the provisions of Clause 19.5.2 below, any dispute arising from or in connection with this Agreement and its consummation shall be finally settled by three arbitrators in accordance with the respective arbitration rules of the German Institution of Arbitration (Deutsche Institution für Schiedsgerichtsbarkeit e.V.) without recourse to the courts of law. The venue of the arbitration shall be Frankfurt am Main, Germany. The language of the arbitral proceedings shall be English, provided, however, that the Parties shall be entitled to submit documents in the German language if such documents exist only in the German language .

19.5.2            In the event mandatory applicable law requires any matter arising from or in connection with this Agreement and its consummation to be decided upon by a court of law, the competent courts in and for Frankfurt am Main, Germany, shall have the jurisdiction thereupon.

19.6                     Form of Amendments

Any amendment or supplement to or modification or termination of this Agreement, including this provision, shall be valid only if made in writing (Textform), except where a stricter form (such as notarisation) is required under applicable law. Any waiver, permit, consent and approval under this Agreement must be made expressly and in writing (Textform).

19.7                     Assignments

The assignment of claims arising from this Agreement requires the consent of the other Party; provided, however, that either Party may assign its rights or obligations under this Agreement to any Affiliate of such Party; provided, further, that no such assignment shall relieve the assigning Party of its obligations hereunder.

19.8                     Invalid Provisions

Should any provision of this Agreement be deemed or held to be wholly or partly invalid, ineffective or unenforceable, this shall not affect the validity, effectiveness or enforceability of the remainder hereof. Any such invalid, ineffective or unenforceable provision shall, to the extent permitted by law, be deemed replaced by such valid, effective and enforceable provision as comes closest to the economic intent and purpose of such invalid, ineffective or unenforceable provision. The aforesaid shall apply mutatis mutandis to any omission in this Agreement.

19.9                     Entire Agreement

This Agreement and the Confidentiality Agreement constitute the entire agreement among and between the Parties with respect to the subject matter hereof and shall replace any negotiations and understandings, oral or written, heretofore made between the Parties with respect to the subject matter hereof. Side agreements to this Agreement do not exist.

19.10              Governing Law

This Agreement shall be governed by and construed in accordance with German law, excluding the United Nations Convention on Contracts for the International Sale of Goods (CISG) and excluding the provisions of German private international law.

Schedules

Schedule 1	Definitions
Schedule 2	The Shares (Chart)
Schedule 3	Details of Subsidiaries
Schedule 4	The Data Centre Transfer
Schedule 5	The Investment Bank Carve-out
Schedule 6	London Branch Transfer
Schedule 7	CKG Transfer
Schedule 7.9	Third Party Consent
Schedule 7.10.1	EBS Timetable
Schedule 8	Profit Pooling Agreements
Schedule 9 Part A	Form of Share and Silent Partner Interest Transfer Agreement
Schedule 9 Part B	Consent of Citicorp Deutschland
Schedule 10	Internal Indebtedness
Schedule 11	Disclosure
Schedule 11.2.3	Legal Situation
Schedule 11.2.4	Legal Situation
Schedule 11.3.1	Legal Situation
Schedule 11.7.1	Assets
Schedule 11.7.3	Assets
Schedule 11.8.1 and 11.8.2	Owned Real Estate
Schedule 11.8.3	Leased Real Estate
Schedule 11.9.1	Material Intellectual Property
Schedule 11.9.2	Third Party Intellectual Property Claims
Schedule 11.9.3	Material Business Disruption
Schedule 11.9.5	EBS Retained Assets
Schedule 11.10.1	Material Agreements
Schedule 11.10.3	Material Agreements
Schedule 11.10.4	Non-terminated Intra-group Agreements
Schedule 11.12.1	Senior Employees
Schedule 11.12.2	Senior Employees; known Terminations
Schedule 11.12.3	Material Collective Bargaining Agreements
Schedule 11.12.4	Variable/Deferred Remuneration Schemes
Schedule 11.12.5	Employee Participation Schemes
Schedule 11.12.6	Pension Schemes
Schedule 11.12.9	Pending Labour Litigation
Schedule 11.13	Litigation
Schedule 11.14	Tax
Schedule 11.15	Confidential Documents and Information
Schedule 11.16	Insurance
Schedule 11.17	Ordinary Course of Business
Schedule 12	Allocation Schedule
Schedule 13	Conduct of Business Exclusions
Schedule 14	Estimated Closing Internal Financial Payables
Schedule 15	Intra-group Agreements
Schedule 15.2.13(i)	Sponsorship and co-branding agreements
Schedule 15.2.16	Domain Names
Schedule 15.5.1	Release of Securities
Schedule 15.5.2	Release of Securities
Schedule 16	List of Resigning Corporate Board Members
Schedule 17	Transitional Services Agreement
Schedule 18	omitted
Schedule 19	Calculation of Equity
Schedule 19.4	Contracts with Agents, Brokers and Finders
Schedule 20	Illustration of Purchase Price Calculation
Schedule 21	Transfer of Contractual Trust Arrangement
Schedule 21.1	Pension Commitments
Schedule 21.2	Pension Assets
Schedule 21.3	CTA Documentation

Schedule 21.4	Asset Allocation
Schedule 21.5	Actuarial Calculations
Schedule 22	IT Transfer Agreement
Schedule 23	Seller’s Knowledge
Schedule 24	Form of Closing Internal Financial Payables Transfer Agreement

Schedule 1
Definitions

“Accounts Date” means December 31, 2007.

“Additional Assets” has the meaning set out in Schedule 21.

“Affiliates” means, from time to time, affiliated companies (verbundene Unternehmen) within the meaning of § 15 et seq. German Stock Corporation Act (Aktiengesetz), provided that, for the purpose of this Agreement, the Group Companies shall neither be deemed to be Seller’s Affiliates nor Purchaser’s Affiliates.

“Allocation Schedule” has the meaning set out in Clause 5.2.1.

“BaFin” has the meaning set out in the Preamble.

“BaFin Closing Condition” means the Closing Condition referred to in Clause 6.1.2.

“Banking Law” means Law applicable to banks and financial institutions and to the provision of banking and financial services and consumer credit activities (including, but not limited to, reporting obligations to regulatory authorities).

“Base Equity” has the meaning set out in Clause 5.1.1.

“Branch” means a physical retail bank branch serving the general public, and does not mean branches established to target clients with an investible surplus of at least €1 million each.

“Brand Agreement” has the meaning set out in Clause 15.4.2.

“Breach” has the meaning set out in Clause 12.1.

“Business” has the meaning set out in the Preamble.

“Business Day” means a day on which banks are generally open for business in Frankfurt am Main, Germany.

“Card Activities” has the meaning set out in Clause 15.4.1.

“CGMD” has the meaning set out in the Preamble.

“CGMM” has the meaning set out in the Preamble.

“CIB” has the meaning set out in the Preamble.

“CIT Consulting” has the meaning set out in the Preamble.

“Citibank Privatkunden” has the meaning set out in the Preamble.

“Citicorp Akademie” has the meaning set out in the Preamble.

“Citicorp Deutschland” has the meaning set out in the Preamble.

“Citigroup” means Citigroup Inc.

“Citigroup Realty” has the meaning set out in the Preamble.

“Citi  Mark Third Party Claim” has the meaning set out in Clause 12.6.4.

“Citi Marks” has the meaning set out in Clause 15.2.

“CKG” has the meaning set out in the Preamble.

“CKG Transfer” has the meaning set out in the Preamble.

“Closing” means the consummation of the actions set out in Clause 9.2.

“Closing Accounts” has the meaning set out in Clause 10.1.1.

“Closing Actions” has the meaning set out in Clause 9.2.

“Closing Conditions” has the meaning set out in Clause 6.1.

“Closing Date” shall mean, as applicable, (i) 24:00 hours German time on REDACTED if Closing takes place on such date in accordance with Clause 9.1, (ii) 23:59 hours German time on December 31, 2008 if Closing takes place on such date in accordance with Clause 9.1 or (iii) 24:00 hours German time on such other date on which the Closing occurs.

“Closing Equity” has the meaning set out in Schedule 19.

“Closing Internal Financial Payables” means the Internal Financial Payables as at the Closing Date.

“Confidentiality Agreement” has the meaning set out in Clause 16.3.

“CTA” has the meaning set out in Clause 15.8.

“CTA Dispute Period” has the meaning set out in Schedule 21.

“CTA Dispute Report” has the meaning set out in Schedule 21.

“CTA Reports” has the meaning set out in Schedule 21.

“CTA Transfer” has the meaning set out in the Preamble.

“Cure Period” has the meaning set out in Clause 15.2.16.

“Cure Plan” has the meaning set out in Clause 15.2.16.

“Cut-off Date” has the meaning set out in Clause 8.1.1.

“Data Centre Transfer” has the meaning set out in the Preamble.

“Dispute Period” has the meaning set out in Clause 10.3.2.

“Dispute Report” has the meaning set out in Clause 10.3.2.

“Disputed CTA Item” has the meaning set out in Schedule 21.

“Disputed Item” has the meaning set out in Clause 10.3.2.

“Draft Closing Accounts” has the meaning set out in Clause 10.3.1.

“EBS Committee” has the meaning set out in Clause 7.10.3.

“EBS Conversion” has the meaning set out in Clause 7.10.1.

“EBS System” means the IT system as described in Schedule 3 to the Transitional Services Agreement.

“Employee Participation Schemes” has the meaning set out in Clause 11.12.5.

“Employees’ Trustee” has the meaning set out in Schedule 21.

“EMV First Batch Issue Date” has the meaning set out in Clause 15.2.5.

“EMV Final Batch Issue Date” has the meaning set out in Clause 15.2.6.

“Encumbrance” means any claim, charge, mortgage, lien, option, equity, power of sale, hypothecation, usufruct, retention of title, right of pre-emption, right of first refusal or other third party rights or security interest of any kind or an agreement, arrangement or obligation to create any of the foregoing.

“Estimated Adjustment Amount” has the meaning set out in Clause 5.4.1(i)(b).

“Estimated Closing Equity” has the meaning set out in Clause 7.2.1.

“Estimated Closing Internal Financial Payables” has the meaning set out in Clause 7.2.2.

“EURIBOR” means the Euro Interbank Offered Rate for deposits in Euros of three months and as published on the applicable Reuters screen.

“Expert Arbitrator” has the meaning set out in Clause 10.3.3.

“First Stub Fiscal Year” has the meaning set out in Clause 7.4.1.

“German GAAP” means the applicable accounting principles generally accepted in Germany.

“Group” has the meaning set out in the Preamble.

“Group Companies’ customer lists” means any lists of customers of the Group Companies.

“Group Companies’ Securities” has the meaning set out in Clause 15.5.2.

“Group Company” has the meaning set out in the Preamble.

“GTS Clients” has the meaning set out in Clause 15.4.1.

“Guarantor” has the meaning set out in the parties section on the first page of this Agreement.

“Individual Annual Accounts” has the meaning set out in Clause 11.4.1.

“Initial Notice” has the meaning set out in Clause 15.2.16.

“Insurance Policies” has the meaning set out in Clause 11.16.

“Internal Financial Payables” means the nominal amount of any financial indebtedness or any other payables of any kind (including accrued interest) owed to the Seller or its Affiliates by any Group Company, excluding trade payables (Verbindlichkeiten aus Lieferungen und Leistungen) and excluding any obligation of the Target Companies to transfer their profits under the Target Company Profit Pooling Agreements and for the avoidance of doubt any obligation of Citicorp Deutschland to compensate CGMD or CGMM for any losses incurred by them under the Investment Bank Profit Pooling Agreements.

“Internal Financial Payables Amount” has the meaning set out in Clause 5.3.

“Internal Financial Receivables” means the nominal amount of any financial receivables or any other receivables of any kind (including accrued interest) owed by the Seller or any of the Seller’s Affiliates to any Group Company, excluding (x) trade receivables (Forderungen aus Lieferungen und Leistungen), (y) any obligation of the Seller to compensate the Target Companies for any losses incurred by them under the Target Company Profit Pooling Agreements and, for the avoidance of doubt, (z) any obligation of CGMM or CGMD to transfer its profits to Citicorp Deutschland under the Investment Bank Profit Pooling Agreements.

“Internal Indebtedness” means the Internal Financial Payables and the Internal Financial Receivables.

“Investment Bank Carve-out” has the meaning set out in the Preamble.

“Investment Bank Profit Pooling Agreements” has the meaning set out in the Preamble.

“Investment Bank Profit Pooling Termination Date” has the meaning set out in Clause 7.3.6.

“IT Transfer Agreement” has the meaning set out in Clause 9.2.7.

“IT Systems” means all the computer and telecommunications systems, servers, PCs, laptops, scanners, printers and other peripheral equipment, or the software and databases used in the business operations of the Group Companies.

“Law” means any law, regulation, order, professional rules, instruction, published interpretation, directive or other compulsory rule and any court, arbitral or governmental authority decisions and authorizations.

“Leased Real Estate” has the meaning set out in Clause 11.8.3.

“Litigation” has the meaning set out in Clause 11.13.

“London Branch Transfer” has the meaning set out in the Preamble.

“Loss” has the meaning set out in Clause 12.2.3.

“Material Agreements” has the meaning set out in Clause 11.10.1.

“Material Adverse Change” means any event occurrence, change or effect that is or would reasonably be expected to be materially adverse to the business, assets, financial condition  or results of operations of the Business taken as a whole provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, or will be, a Material Adverse Change: (a) any effect resulting from events, facts or circumstances relating to (i) the national or regional economy in general, including changes in financial, banking, or securities markets and any disruption thereof and any decline in the price of any security or any market index, or (ii) the international or national banking industry in general and not specifically relating to the Business; (b) any effect resulting from changes in legal or regulatory conditions; (c) any effect resulting from national or international political or social conditions pursuant to the declaration of a national emergency or war or the occurrence of any military or terrorist attack on the United States or Germany, or any of their respective territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States or Germany; (d) any effect resulting from changes in German GAAP; (e) any effect resulting from actions taken, or not taken, with the consent or at the request of the Purchaser; (f) any adverse change or effect on the Business that is remedied by the Seller before the Closing Date; or (g) the impact of this Agreement or any of the other transaction documents or the announcement or performance of this Agreement and the transactions contemplated hereby or by the other transaction documents; provided, however, that the exclusions set forth in Clauses (a)(i), (a)(ii), (b) and (d) above shall not apply if the impact on the Business is disproportionate to the impact on (x) banks, savings associations or their holding companies operating in Germany generally or (y) the Group Companies’ business.

“Material Intellectual Property Rights” has the meaning set out in Clause 11.9.1.

“Merger Control Closing Condition” has the meaning set out in Clause 6.1.1.

“Mercer” has the meaning set out in Schedule 21.

“Mercer Report” has the meaning set out in Schedule 21.

“New CTA” has the meaning set our in Schedule 21.

“New Pension Fund” has the meaning set out in Schedule 21.

“New Trustee” has the meaning set out in paragraph I of the Preamble.

“Non-Resident Indians” has the meaning set out in Clause 15.4.3.

 “Notice” has the meaning set out in Clause 17.3.

“Notified Claims” has the meaning set out in Clause 12.6.1.

“Owned Real Estate” has the meaning set out in Clause 11.8.1.

“Parties” means the Seller and the Purchaser.

“Pension Assets” has the meaning set out in paragraph (l) of the Preamble.

“Pension Commitments” has the meaning set out in paragraph (l) of the Preamble.

“Pension Fund” has the meaning set out in Schedule 21.

“Pension Fund Report” has the meaning set out in Schedule 21.

“Pension Schemes” has the meaning set out in Clause 11.12.6.

“Permitted Encumbrance” means any (i) Encumbrance reflected in or reserved against in the Individual Annual Accounts; (ii) Encumbrance for Taxes not yet due and payable or that are being contested in good faith and by appropriate proceedings; (iii) Encumbrance of warehousemen, mechanics and materialmen and other similar Encumbrances incurred in the ordinary course of business; (iv) Encumbrance that does not materially interfere with the use of the relevant asset as currently used; or (v) Encumbrances arising by operation of law in the ordinary course of business.

“Portfolio Company” has the meaning set out in Clause 15.4.6.

“Preliminary Internal Financial Payables Amount” has the meaning set out in Clause 5.4.2(i).

“Preliminary Purchase Price” has the meaning set out in Clause 5.4.1(i).

“Preliminary Reorganisations” has the meaning set out in the Preamble.

“Premium” has the meaning set out in Clause 5.1.3.

“Profit Pooling Agreements” has the meaning set out in the Preamble.

“Profit Pooling Termination Date” has the meaning set out in Clause 7.4.1.

“Purchase Price” has the meaning set out in Clause 5.1.

“Purchaser” has the meaning set out in the parties section on the first page of this Agreement.

“Purchaser’s Guarantees” has the meaning set out in Clause 13.

“Region” means the Federal Republic of Germany.

“Regulation” has the meaning set out in Clause 6.1.1(i).

“Restricted Period” has the meaning set out in Clause 15.4.1.

“Second Stub Fiscal Year” has the meaning set out in Clause 7.4.2.

“Seller” has the meaning set out in the parties section on the first page of this Agreement.

“Seller Restricted Activities” has the meaning set out in Clause 15.4.1.

“Seller’s Guarantees” has the meaning set out in Clause 11.

“Seller’s Knowledge” means, unless otherwise stated, the actual knowledge of the persons whose names are set out in Schedule 23.

“Seller’s Securities” has the meaning set out in Clause 15.5.1.

“Senior Employees” has the meaning set out in Clause 11.12.1.

“Shares” means all the issued shares in the capital of the Target Companies specified in Schedule 2.

“Silent Partner Interest” has the meaning set out in the Preamble.

“Silent Partnership Agreement” has the meaning set out in the Preamble.

“SME” has the meaning set out in Clause 15.4.1.

“Squeeze-Out Claim” means the legal proceedings, inter alia the award proceeding (Spruchverfahren), initiated against Citicorp Deutschland and its former majority shareholder, Citibank Overseas Investment Corporation, by Citicorp Deutschland’s former third-party minority shareholders with respect to the squeeze-out procedure pursuant to the German Stock Corporation Act conducted by Citibank Overseas Investment Corporation prior to the conversion of Citicorp Deutschland from a public stock corporation into a limited liability company.

“Standards of Quality” has the meaning set out in Clause 15.2.3.

“Steering Committee” has the meaning set out in Clause 7.10.4.

“Straddle Period” has the meaning set out in Clause 14.1.

“Stub Fiscal Year” has the meaning set out in Clause 7.4.1.

“Stub Fiscal Year Financial Statements” has the meaning set out in Clause 10.1.

“Subsidiaries” has the meaning set out in the Preamble.

“Support Services” has the meaning set out in Clause 15.1.

“Target Business” has the meaning set out in Clause 15.4.4.

“Target Company” has the meaning set out in the Preamble.

“Target Company Profit Pooling Agreements” has the meaning set out in the Preamble.

“Tax” and “Taxes” has the meaning set out in Clause 14.1.

“Tax Allocation Arrangement” has the meaning set out in Clause 14.1.

“Tax Audits” has the meaning set out in Clause 14.5.1.

“Tax Authorities” has the meaning set out in Clause 14.1.

“Tax Benefits” has the meaning set out in Clause 12.2.2 (v)

“Tax Election” has the meaning set out in Clause 14.1.

“Tax Measures” has the meaning set out in Clause 14.5.1.

“Tax Refunds” has the meaning set out in Clause 14.3.1.

“Tax Returns” has the meaning set out in Clause 14.1.

“Third Party Claim” has the meaning set out in Clause 12.6.4.

“Third Party User” has the meaning set out in Clause 15.2.13.

“Transfer Assets” has the meaning set out in Schedule 21.

“Transitional Services Agreement” has the meaning set out in Clause 9.2.3.

“VAT” means within the European Union such Tax as may be levied in accordance with (but subject to derogations from) the Directive 77/338/EEC and outside the European Union any Tax levied by reference to added value or sales.

“writing” includes communication made by mail or facsimile, except where a stricter form (e.g. notarisation) is required under applicable law.